UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Consent Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Soliciting Material Pursuant to Section 240.14a-12

MEDIVATION, INC.

(Name of Registrant as Specified In Its Charter)

SANOFI

AVENTIS INC.

Michael E. Campbell

Barbara Deptula

Wendy E. Lane

Ronald S. Rolfe

Steven J. Shulman

Charles P. Slacik

James L. Tyree

David A. Wilson

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

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PRELIMINARY CONSENT STATEMENT SUBJECT TO COMPLETION - DATED JUNE 9, 2016

MEDIVATION, INC.

CONSENT STATEMENT

OF

SANOFI

AVENTIS INC.

Michael E. Campbell

Barbara Deptula

Wendy E. Lane

Ronald S. Rolfe

Steven J. Shulman

Charles P. Slacik

James L. Tyree

David A. Wilson

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the enclosed WHITE consent card are being furnished by Sanofi, a French société anonyme (“Sanofi”), and its wholly-owned subsidiary, Aventis Inc. (“Aventis”), in connection with the solicitation of written consents from you, fellow holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of Medivation, Inc., a Delaware corporation (the “Company” or “Medivation”). Stockholder action by written consent is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. References to “Sanofi”, “we”, “us” or “our” refer to Sanofi and/or Aventis, as the context requires.

We are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

1. That any changes to the amended and restated bylaws of the Company filed with the Securities and Exchange Commission on February 13, 2015 (the “Bylaws”), be repealed (the “Bylaw Restoration Proposal”);

2. That Section 17(a) of Article IV of the Bylaws be amended, as set forth in Annex E, to expressly provide that any vacancies on the board of directors of the Company (the “Company Board”) may be filled by the stockholders of the Company and those vacancies on the Company Board resulting from a removal of directors by the stockholders shall be filled exclusively by the stockholders (the “Board Vacancy Proposal”);

3. That each of the eight (8) directors of the Company, Kim D. Blickenstaff, Kathryn E. Falberg, David T. Hung, Michael L. King, C. Patrick Machado, Dawn Svoronos, W. Anthony Vernon and Wendy L. Yarno and each person, if any, nominated, appointed or elected by the Company Board prior to the effectiveness of this Proposal to become a member of the Company Board at any future time or upon any event, be and hereby is removed (the “Removal Proposal”); and

4. That each of the following eight (8) individuals (each, a “Nominee” and collectively, the “Nominees”) be elected to serve as a director of the Company: Michael E. Campbell, Barbara Deptula, Wendy E. Lane, Ronald S. Rolfe, Steven J. Shulman, Charles P. Slacik, James L. Tyree and David A. Wilson (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of the Company on or about [●], 2016.

On March 25, 2016 and April 3, 2016, Sanofi privately approached the Company about the possibility of a potential acquisition. In both instances, the Company informed Sanofi that it was not interested in discussing a potential transaction. On April 28, 2016, Sanofi publicly announced that it had made an all-cash offer to acquire the Company at $52.50 per share of Common Stock (the “Proposed Offer”). Sanofi noted that it made the offer public as a result of the Company Board’s failure to engage in discussions concerning an acquisition of the Company by Sanofi. On May 5, 2016, Sanofi announced its intention to commence a consent solicitation process, in an effort to elect a board of directors that we believe will, in accordance with their fiduciary duties to you and the Company, fully and fairly evaluate all of the Company’s strategic options, including the Proposed Offer.

THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES, NOR AN OFFER WITH RESPECT THERETO AND DOES NOT CONVEY RECORD OR BENEFICIAL OWNERSHIP OF SHARES TO SANOFI. NO TENDER OFFER FOR SHARES OF THE COMPANY HAS COMMENCED AT THIS TIME. ANY TENDER OFFER WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND A RELATED LETTER OF TRANSMITTAL.

We are seeking your support for the removal of the Company Board as of the time the Removal Proposal becomes effective and the election of the Nominees, because we believe that the Company Board is not acting, and will not act, in your best interests. Specifically, this position is based on the fact that the $52.50 per share price offered by Sanofi represents a premium of over 50% over the two-month volume weighted average price prior to there being takeover rumors, we have relayed our willingness to enter into a confidentiality agreement with the Company, a form of which is included as Annex G to this Consent Statement, in order to receive information that is typically provided in a sale process, which would include a reasonable standstill to give time for such a process, and we have also been very clear that if the Company engages and provides information, we would be in a position to increase our offer and we are confident that we will be able to offer significant additional value. Despite Sanofi’s clear willingness to negotiate with the Company, the Company Board has refused even to engage with us regarding our Proposed Offer beyond its rejection of the Proposed Offer (such rejection, the “Company Response”).

We are sending you this Consent Statement and accompanying WHITE consent card to enable you, the owners of the Company, to put in place a board that we believe will, in accordance with their fiduciary duties to you and the Company, fully and fairly evaluate all of the Company’s strategic options, including the Proposed Offer. In consenting to the removal of the incumbent Company Board and to the election of the Nominees, you are sending a message to the Nominees that you want the Company to engage in discussions regarding strategic options, including the Proposed Offer, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response. If the Nominees are elected, we intend to continue to pursue our acquisition proposal and hope that the new Company Board will engage in discussions with Sanofi.

We have not asked for any commitment from the Nominees with respect to our Proposed Offer, and they would have to consider it in the exercise of their fiduciary duties to you and the Company. Pursuant to the nomination agreements between Sanofi and each of the Nominees (the “Nomination Agreements,” a form of which is included as Annex C to this Consent Statement), each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise such Nominee’s independent judgment in accordance with such Nominee’s fiduciary duties to you and the Company in all matters that come before the Company Board.

On June 1, 2016, pursuant to the Bylaws, Aventis provided written notice to the Secretary of the Company requesting that the Company Board fix a record date for determining stockholders entitled to give their written consent to the Proposals, and on June 1, 2016, the Company Board fixed June 1, 2016 (the “Record Date”) as the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record, as of the close of business on the Record Date, of a majority of the shares of Common Stock then outstanding. Each Proposal will be effective when we deliver to the Company such requisite number of consents.

The Bylaw Restoration Proposal, the Board Vacancy Proposal and the Removal Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals. If, however, we have received either (i) sufficient consents to remove the entire Company Board pursuant to the Removal Proposal but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, resulting in the Company not having any directors or (ii) insufficient consents to amend the Bylaws pursuant to the Board Vacancy Proposal, we would not deliver any consents to the Company.

The Election Proposal is conditioned upon the effectiveness of both the Board Vacancy Proposal and the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Company Board that are removed pursuant to the Removal Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 – THE BOARD VACANCY PROPOSAL,” “PROPOSAL 3 — THE REMOVAL PROPOSAL” and “PROPOSAL 4 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law, within 60 days of the earliest dated written consent delivered to the Company. In order to ensure that your consent is delivered to the Company in a timely manner, we have set [●], 2016 as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend such deadline. Effectively, this means that you have until [●], 2016 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

This solicitation is being made by Sanofi and certain other participants named herein and not by or on behalf of the Company or the incumbent Company Board.

Except as otherwise expressly set forth in this Consent Statement, the information concerning the Company contained in this Consent Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Sanofi, the Nominees and the other participants named herein cannot take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Sanofi, the Nominees and the other participants named herein. Sanofi, the Nominees and the other participants named herein have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

YOUR CONSENT IS IMPORTANT.

Sanofi urges you to consent to the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposal and the Election Proposal by following the instructions on the WHITE consent card.

We urge you not to revoke your consent by signing any consent revocation card sent to you by the Company or otherwise, and to revoke any consent revocation you may have already submitted to the Company. To revoke an earlier revocation and change your vote, simply consent to the Proposals by following the instructions on the WHITE consent card.

As of the close of business on the Record Date, there were 165,055,789 shares of Common Stock outstanding. The stockholders of the Company are entitled to one vote per share of Common Stock.

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by following the instructions on the WHITE consent card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Sanofi recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Sanofi, care of Innisfree M&A Incorporated, which is assisting in this solicitation, at the address and telephone numbers set forth below, so that Sanofi will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Sanofi recommends that you NOT return any Revocation of Consent card sent to you by the Company.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, BROKER NON-VOTES AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT WHICH IS THE SAME AS VOTING AGAINST THE PROPOSALS.

WE ARE NOT SOLICITING CONSENTS TO APPROVE A TRANSACTION INVOLVING THE COMPANY, INCLUDING THE PROPOSED OFFER. YOUR CONSENT FOR THE ELECTION OF THE INDEPENDENT CANDIDATES NOMINATED BY US DOES NOT OBLIGATE THE NOMINEES TO ENGAGE IN DISCUSSIONS OR TO APPROVE ANY TRANSACTION BETWEEN SANOFI AND THE COMPANY. THERE CAN BE NO ASSURANCE THAT, IF ELECTED, THE NOMINEES WILL ENGAGE IN DISCUSSIONS REGARDING THE PROPOSED OFFER OR APPROVE ANY TRANSACTION BETWEEN THE COMPANY AND SANOFI.

If you have any questions about executing or delivering your WHITE consent card or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free at (877) 750-5837

Banks and Brokers Call Collect at (212) 750-5833

FORWARD-LOOKING STATEMENTS

Sanofi urges you to read this entire Consent Statement carefully. This Consent Statement may contain forward-looking statements, including, but not limited to, statements regarding our Proposed Offer, opportunities and our plans should we acquire the Company, the effect of a proposed transaction on financial results and certain financial projections. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Sanofi and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Sanofi’s most recent annual report filed with the Securities and Exchange Commission (“SEC”) and risks and uncertainties relating to the Proposed Offer, as detailed from time to time in Sanofi’s filings with the SEC, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Sanofi undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Consent Statement or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC.

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

Who is making the solicitation?

The solicitation is being made by Sanofi and certain other participants named herein.

Sanofi is a French société anonyme with its principal executive offices located at 54, rue La Boétie, 75008 Paris, France. Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial.

For additional information concerning Sanofi, please see the section titled “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents”.

For information regarding directors, officers and employees of Sanofi who may assist in the solicitation of written consents, please Annex B of this Consent Statement.

Who is paying for the solicitation?

Sanofi will pay all costs of the solicitation and will not seek reimbursement of those costs from the Company.

To what are we asking you to consent?

Sanofi is asking you to consent to four corporate actions: (1) the Bylaw Restoration Proposal, (2) the Board Vacancy Proposal, (3) the Removal Proposal and (4) the Election Proposal.

Sanofi is asking you to consent to the Removal Proposal to remove those persons who are the directors of the Company Board immediately prior to the effectiveness of the Removal Proposal, together with any persons chosen by the Company Board prior to the effectiveness of the Removal Proposal to become members of the Company Board at any future time or upon any event. Sanofi is asking you to consent to the Board Vacancy Proposal to grant the Company’s stockholders the right to fill any vacancies on the Company Board and, in particular, the exclusive right to fill the vacancies created by a stockholder removal of directors. Sanofi is further asking you to consent to the Election Proposal in order to, following the effectiveness of the Removal Proposal and the Board Vacancy Proposal, elect each of the Nominees.

The Company’s 2016 annual meeting of stockholders at which directors are elected is presently scheduled for June 22, 2016. Since the members of the current board are the same persons who would be elected at the 2016 annual meeting, the same individuals would be removed whether the Removal Proposal became effective before or after the election of directors at the 2016 annual meeting. In addition, should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons. If the Removal Proposal and the Election Proposal become effective prior to the 2016 annual meeting, and the Nominees elected constitute a majority of the Company Board, the newly elected Company Board could delay the 2016 annual meeting in order to fully and fairly evaluate the merits of all of the Company’s strategic options, including the Proposed Offer. If the 2016 annual meeting is delayed by more than thirty (30) days after the date designated by or in the manner provided in the Bylaws, or for a period of thirteen (13) months after the last annual meeting, the Court of Chancery of the State of Delaware (the “Chancery Court”), upon an ensuing application of any stockholder or director of the Company, may order a meeting to be held in accordance with Section 211(c) of the DGCL.

In addition, in order to ensure that your authority to amend the Bylaws, as required by the Board Vacancy Proposal, and your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Company Board prior to the election of such Nominees, Sanofi is asking you to consent to the Bylaw Restoration Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 – THE BOARD VACANCY PROPOSAL,” “PROPOSAL 3 — THE REMOVAL PROPOSAL” and “PROPOSAL 4 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Who are the Nominees that Sanofi is proposing to elect to the Company Board?

Sanofi is asking you to elect each of Michael E. Campbell, Barbara Deptula, Wendy E. Lane, Ronald S. Rolfe, Steven J. Shulman, Charles P. Slacik, James L. Tyree and David A. Wilson to serve as a director of the Company. The Nominees are independent persons not affiliated with Sanofi or the Company or their respective subsidiaries. They are highly qualified, experienced and well-respected members of the business community who are committed to act in the best interests of the Company and its stockholders.

We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties to you and the Company, fully and fairly evaluate all of the Company’s strategic options, including the Proposed Offer. In consenting to the removal of the incumbent Company Board and to the election of the Nominees, you are sending a message to the Nominees that you want the Company to engage in discussions regarding strategic options, including the Proposed Offer, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response.

If the Nominees are elected, we intend to continue to pursue our acquisition proposal. The nominees have agreed, pursuant to the Nomination Agreement, to act in the best interests of the Company and its stockholders, which we believe includes fully and fairly evaluating the strategic options available to the Company, including the Proposed Offer. We have not asked for any commitment from the Nominees to agree to the Proposed Offer, and they would have to consider it in the exercise of their fiduciary duties to you and the Company. The Nominees, in discharging their fiduciary obligations to you, may also determine it to be appropriate to conduct an efficient sale process while our Proposed Offer remains open. We hope that the Company will engage with us while the new Company Board explores this and other options to maximize value for Company stockholders.

If the Nominees elected do not constitute a majority of the Company Board, the Nominees will not possess the voting majority required to cause the Company Board to take (or not take) any specific action. Notwithstanding the foregoing, we intend to continue to pursue our acquisition proposal. The nominees have agreed, pursuant to the Nomination Agreement, to act in the best interests of the Company and its stockholders, which we believe would include fully and fairly evaluating all strategic options available to the Company, including the Proposed Offer. We would hope that the Company will engage with us while the Company Board, as reconstituted with the Nominees who are elected, explores this and other options to maximize value for Company stockholders. There can be no assurance that, if the Nominees constitute less than a majority of the Board, any of the existing members of the Company Board will agree to serve with the Nominees who are elected.

Pursuant to the Nomination Agreement, each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise such Nominee’s independent judgment in accordance with such Nominee’s fiduciary duties to you and the Company in all matters that come before the Company Board.

For information regarding the Nominees, please see the section titled “THE NOMINEES” and Annex A of this Consent Statement.

Why are we soliciting your consent?

Despite the substantial premium to the market price of the Common Stock prior to takeover speculation and the certainty of value associated with Sanofi’s all-cash offer, the Company Board has refused even to engage in discussions concerning an acquisition of the Company by Sanofi, beyond the Company Response. We have repeatedly relayed our willingness to enter into a confidentiality agreement with the Company in order to receive information that is typically provided in a sale process, which would include a reasonable standstill to give time for such a process. We have also been very clear that if the Company engages and provides information, we would be in a position to increase our offer and we are confident that we will be able to offer significant additional value. Nevertheless, the Company has maintained that it is unwilling to even send us a confidentiality agreement and continues to refuse to engage with us beyond the Company Response. It is our view that engaging with us is consistent with the fiduciary duties of the incumbent directors.

We are sending you this Consent Statement and accompanying WHITE consent card to enable you, the owners of the Company, to put in place a board that we believe will, in accordance with their fiduciary duties to you and the Company, fully and fairly evaluate all of the Company’s strategic options, including the Proposed Offer. In consenting to the removal of the incumbent Company Board and to the election of the Nominees, you are sending a message to the Nominees that you want the Company to engage in discussions regarding strategic options, including regarding the Proposed Offer, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to prevent the incumbent Company Board from making it more difficult for the newly elected directors to exercise their fiduciary duties to you and the Company through changes to the amended and restated bylaws of the Company filed with the Securities and Exchange Commission on February 13, 2015 (the “Bylaws”).

Your consent for the Bylaw Restoration Proposal, the Removal Proposal, the Board Vacancy Proposal and/or the Election Proposal does not obligate the Nominees to engage in discussions with us regarding the Proposed Offer or to approve any transaction between the Company and Sanofi, nor does your consent to the Proposals obligate you to accept the Proposed Offer or otherwise consent to any transaction between the Company and Sanofi. There can be no assurance that, if elected, the Nominees will engage in discussions regarding the Proposed Offer or approve any transaction between the Company and Sanofi.

Who can consent to the Proposals?

If you were a record owner of shares of Common Stock as of the close of business on June 1, 2016, the Record Date, you have the right to consent to the Proposals.

You also have the right to consent to the Proposals with respect to any shares of Common Stock of which you are the beneficial owner as of the Record Date, but which are registered in the name of a bank, broker firm, dealer, trust company or other nominee. Please see the section titled “NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS” for details regarding how to instruct your bank, broker firm, dealer, trust company or other nominee to consent to the Proposals.

When is the deadline for submitting consents?

For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company. In order to ensure that your consent is delivered to the Company in a timely manner, we have set [●], 2016 as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend such deadline. Effectively, this means that you have until [●], 2016 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

How many consents must be granted in favor of each of the Proposals?

Each of the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the earliest dated written consent delivered to the Company, although we have set an earlier deadline of [●], 2016, which we, in our sole discretion, reserve the right to extend.

As of the close of business on the Record Date, there were 165,055,789 shares of Common Stock outstanding. Therefore, the consent of stockholders holding at least 82,527,895 shares of Common Stock is necessary to effect each of the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposals and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, BROKER NON-VOTES AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT WHICH IS THE SAME AS A VOTE AGAINST THE PROPOSALS.

If this consent solicitation is successful, will it have any effect on any material agreements of the Company?

Certain contracts of the Company that may be considered material to the Company may be affected if this Consent Solicitation is successful.

Under the Amended and Restated Credit Agreement, dated as of October 23, 2015 and as amended on November 13, 2015, among the Company, JPMorgan Chase Bank, N.A., as administrative agent and the lenders from time to time party thereto (the “Credit Agreement”), a “Change in Control” of the Company would constitute an event of default. A “Change in Control” is defined to include occupation of a majority of the seats (other than vacant seats) on the Company Board by persons who were not (x) nominated or approved by the Company Board or (y) appointed by directors so nominated or approved. Accordingly, if the current members of the Company Board approve the Nominees, this should avoid triggering a Change in Control under the Credit Agreement. Otherwise, upon an event of default, the lenders, the administrative agent may, and at the request of the lenders shall, terminate the commitments under the Credit Agreement and/or accelerate the payment of any outstanding loans, in whole or in part. As reported by the Company in its quarterly report on Form 10-Q filed on May 5, 2016 for the quarterly period ended on March 31, 2016 (the “Company 10-Q”), as of March 31, 2016, there was nothing outstanding under the Credit Agreement.

Under the Company’s Amended and Restated 2004 Equity Incentive Award Plan, (the “Equity Plan”), a “Change of Control” generally includes a change in the composition of the board of directors such that the individuals constituting the board of directors at the beginning of any two consecutive-year period, along with any director whose election or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of incumbent directors (counting any directors who themselves were approved by such two-thirds vote), cease for any reason to constitute at least a majority of the Company Board. Accordingly, if the current members of the Company Board approve the Nominees, this should avoid triggering a Change of Control under the Equity Plan. Otherwise, upon the occurrence of Change of Control under the Equity Plan, all unvested awards will become fully exercisable or payable, as applicable, immediately prior to such Change of Control. The Company has stated in its revised preliminary consent revocation statement, filed with the SEC on June 7, 2016, that assuming such Change of Control occurred on June 3, 2016, the aggregate value of the acceleration of vesting of options would be $73,557,837 (based on (i) the number of in-the-money unvested options multiplied by (ii) the difference between the exercise price of unvested options and the per share closing price of common stock on June 3, 2016 of $60.80), and the aggregate value of the acceleration of vesting of RSUs and PSUs would be $105,228,384 (based on the number of shares subject to unvested RSUs and PSUs multiplied by the per share closing price of common stock on June 3, 2016 of $60.80). We have not independently verified this amount.

The Company has entered into Change of Control Severance Benefits Agreements with certain of its executives (including its “named executive officers”: David Hung, Mohammad Hirmand, Andrew Powell and Thomas Templeman), and each of these agreements reference the Change of Control definition under the Equity Plan, described above. Accordingly, if the current members of the Company Board approve the Nominees, this should avoid triggering a Change of Control under the Equity Plan. Otherwise, the agreements provide that upon a qualifying termination of employment (i.e., a termination of employment by the Company without “cause” or a resignation by the executive for “good reason”) on or within 12 months following a Change of Control, the executive will be entitled to (i) a lump sum amount equal to 24 (for Dr. Hung) or 18 (for all other named executive officers) months of base salary, and (ii) full payment of COBRA premiums for 24 (for Dr. Hung) or 18 (for all other named executive officers) months. If, in connection with a Change of Control, any payments or benefits to an executive are subject to the “golden parachute” excise tax under the Internal Revenue Code, they will be reduced to the extent that doing so would cause the executive to retain a greater value of payments and benefits on an after-tax basis.

We have not independently verified if the copies of the agreements discussed above (collectively, the “Filed Agreements”) and publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection with the Proposals. The discussion of the potential impact of the Proposals is based upon our review of the Filed Agreements, the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “Company 10-K”), the Company’s definitive proxy statement filed on April 29, 2016 with respect to its 2016 annual meeting (the “Company Proxy Statement”) and the Company 10-Q.

We are not aware of any other agreements that may be considered material by the Company that would be affected if this Consent Solicitation is successful.

What should you do to consent?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Sanofi recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Sanofi, care of Innisfree M&A Incorporated, which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that Sanofi will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Sanofi recommends that you NOT return any Revocation of Consent card sent to you by the Company.

Whom should you call if you have questions about the solicitation?

If you have any questions regarding this Consent Statement, please call our consent solicitor, Innisfree M&A Incorporated, toll-free at (877) 750-5837. Banks and brokers may call collect at (212) 750-5833.

IMPORTANT

Sanofi urges you to express your consent on the WHITE consent card or as otherwise specified above under the section titled “QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION — What should you do to consent?” TODAY with respect to:

•	the Bylaw Restoration Proposal to ensure that the incumbent Company Board does not limit the effect of your consent to the other proposals hereunder;

•	the Removal Proposal and the Board Vacancy Proposal to remove the incumbent Company Board (including pending directors) and grant you the exclusive right to fill such Company Board vacancies created thereby; and

•	the Election Proposal to elect each of the Nominees.

A consent to remove the members of the Company Board and any other person or persons chosen for the Company Board by the incumbent members of the Company Board and to elect the Nominees will enable you — as the owners of the Company — to put in place a board of directors that we believe will, in accordance with their fiduciary duties to you and the Company, fully and fairly evaluate all of the Company’s strategic options, including the Proposed Offer.

PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL

Sanofi is asking you to consent to the adoption of the Bylaw Restoration Proposal to prevent the incumbent Company Board from making it more difficult for the newly elected directors to exercise their fiduciary duties to you and the Company through changes to the Bylaws, other than that proposed pursuant to Proposal 2.

The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any changes to the amended and restated bylaws of Medivation, Inc. filed with the Securities and Exchange Commission on February 13, 2015, be and are hereby repealed.”

Sanofi believes that any change to the Bylaws adopted after February 13, 2015, including those changes to Section 36(c) and the addition of new Article XV to the Bylaws adopted by the Company Board on April 29, 2016 and filed with the SEC on May 2, 2016, could serve to limit the ability of the Nominees to pursue the best interests of the Company and its stockholders. The incumbent Company Board is empowered under the charter of the Company to effect a change to the Bylaws without stockholder approval and has already utilized its right to effect such changes in response to the Proposed Offer. The amended and restated Bylaws filed with the SEC on May 2, 2016 impose more stringent procedural requirements in connection with Company stockholder action by written consent and restrict the jurisdiction in which stockholders can bring claims against the Company or any director or officer thereof, including for breach of fiduciary duties, solely and exclusively to the Chancery Court.

The Bylaw Restoration Proposal, if adopted, will restore the bylaws of the Company to the form of the Bylaws adopted on February 13, 2015, without considering the nature of any changes the incumbent Company Board may have effected. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the newly elected Company Board from reconsidering any repealed bylaw changes following the consent solicitation. The adoption of the Bylaw Restoration Proposal would repeal the additions of Article 36(c) and new Article XV adopted by the Company Board on April 29, 2016, as set forth in Annex F.

SANOFI URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 — THE BOARD VACANCY PROPOSAL

Sanofi is asking you to consent to the adoption of the Board Vacancy Proposal to divest the incumbent Company Board of its ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies. Accordingly, you are being asked to amend the Bylaws in order to expressly allow stockholders to fill vacancies on the Company Board and to permit only the stockholders to fill any vacancies on the Company Board resulting from the removal of directors by the stockholders.

The following is the text of the Board Vacancy Proposal:

“RESOLVED, that Section 17(a) of Article IV of the Bylaws be and hereby is amended, as set forth in Annex E, to expressly provide that any vacancies on the board of directors of Medivation, Inc. (the “Company Board”) may be filled by the stockholders of the Company and those vacancies on the Company Board resulting from a removal of directors by the stockholders shall be filled exclusively by the stockholders.”

SANOFI URGES YOU TO CONSENT TO THE BOARD VACANCY PROPOSAL.

PROPOSAL 3 — THE REMOVAL PROPOSAL

According to the Company Proxy Statement, the Company Board currently comprises eight individuals: Kim D. Blickenstaff, Kathryn E. Falberg, David T. Hung, Michael L. King, C. Patrick Machado, Dawn Svoronos, Anthony Vernon and Wendy L. Yarno.

Sanofi is asking you to consent to the Removal Proposal to remove each of the above-mentioned current members of the Company Board and any other person or persons nominated, appointed or elected by the Company Board to become a member of the Company Board at any future time or upon any event (which, for the avoidance of doubt, excludes Nominees elected pursuant to the Election Proposal and their successors). The following is the text of the Removal Proposal:

“RESOLVED, that each of the eight (8) directors of Medivation, Inc., Kim D. Blickenstaff, Kathryn E. Falberg, David T. Hung, Michael L. King, C. Patrick Machado, Dawn Svoronos, Anthony Vernon and Wendy L. Yarno, and each person, if any, nominated, appointed or elected by the board of directors of Medivation, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of Medivation, Inc. at any future time or upon any event, be and hereby is removed.”

As of the close of business on the Record Date, there were 165,055,789 shares of Common Stock outstanding. Therefore, the consent of stockholders holding at least 82,527,895 shares of Common Stock is necessary to effect each of the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposals and the election of each Nominee to the Company Board.

According to the Company Proxy Statement, the eight nominees for election at the 2016 annual meeting are the current directors of the Company named above. Under Delaware law, directors not serving on a classified board may be removed from office by the stockholders without cause. The Company Board is not classified and accordingly, all of the Company’s current directors may be removed without cause by the holders of a majority of the shares entitled to vote or consent as of the applicable record date. Since the Company’s current directors are the same persons who would be elected at the 2016 annual meeting, the same individuals would be removed whether the Removal Proposal became effective before or after the election of directors at the 2016 annual meeting. Should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons.

The WHITE consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt the Removal Proposal in part only, by designating the name of any member of the Company Board or nominee, appointee or electee of the current members of the Company Board whom such stockholder does not want removed from the Company Board on the WHITE consent card. Accordingly, it is possible that some, but not all, of the directors then in office may be removed pursuant to the Removal Proposal. If any stockholder consenting to the Removal Proposal designates the name of any director then in office whom such stockholder does not want removed from the Company Board on the WHITE consent card, then the total number of shares represented by any such WHITE consent card would not be included in determining the total number of shares that have consented to the removal of that director pursuant to the Removal Proposal. In the event that holders of less than 82,527,895 shares of Common Stock consent to the removal of any director, then such director will not be removed pursuant to the Removal Proposal.

If the number of Nominees elected pursuant to the Election Proposal exceeds the number of vacancies existing on the Company Board after the Proposals have been effected, the vacancies on the Company Board will be filled by those Nominees who receive the greatest number of consents. If there are two or more Nominees to fill the last vacancy who have received an equal number of consents, the elder of such Nominees will fill the vacancy. Sanofi believes that, in this unlikely event, filling vacancies by reference to age is appropriate, as age is an entirely objective criterion. If we have received sufficient consents to remove the entire Company Board pursuant to the Removal Proposal but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, resulting in the Company not having any directors, we would not deliver any consents to the Company.

If the Nominees elected do not constitute a majority of the Company Board, the Nominees will not possess the voting majority required to cause the Company Board to take (or not take) any specific action. Notwithstanding the foregoing, we intend to continue to pursue our acquisition proposal. The nominees have agreed, pursuant to the Nomination Agreement, to act in the best interests of the Company and its stockholders, which we believe would include fully and fairly evaluating all strategic options available to the Company, including the

Proposed Offer. We would hope that the Company will engage with us while the Company Board, as reconstituted with the Nominees who are elected, explores this and other options to maximize value for Company stockholders. There can be no assurance that, if the Nominees constitute less than a majority of the Board, any of the existing members of the Company Board will agree to serve with the Nominees who are elected.

To the extent that a Nominee is elected by you but such Nominee cannot serve because there is no vacancy, the new Company Board may, because a majority of the outstanding shares have consented to elect such Nominee and in order to effect the consent of such holders, vote to enlarge the size of the Company Board and name such Nominee to a newly-created directorship. Sanofi recommends that you consent to remove the entire Company Board then in office at the time the Removal Proposal becomes effective.

SANOFI URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 4 — THE ELECTION PROPOSAL

Sanofi is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of the Company:

Name	Age
Michael E. Campbell	69
Barbara Deptula	61
Wendy E. Lane	65
Ronald S. Rolfe	70
Steven J. Shulman	64
Charles P. Slacik	62
James L. Tyree	63
David A. Wilson	74

The following is the text of the Election Proposal:

“That each of the following eight (8) individuals be elected to serve as a director of Medivation, Inc.: Michael E. Campbell, Barbara Deptula, Wendy E. Lane, Ronald S. Rolfe, Steven J. Shulman, Charles P. Slacik, James L. Tyree and David A. Wilson.”

Although Sanofi has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, then Sanofi may appoint a substitute nominee that it selects or, if Sanofi elects not to appoint a substitute nominee, the remaining Nominees that are elected are likely, upon becoming directors and if they constitute a majority of the board, to act to reduce the size of the board by resolution, requiring the approval of a majority of directors. Sanofi reserves the right to nominate or substitute additional persons if the Company makes any changes to its Bylaws or takes any other action that has or would have the effect of disqualifying any or all of the Nominees. Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. If elected, each Nominee will hold office until his or her successor is elected and qualified at the next annual meeting of stockholders of the Company or until his or her earlier death, resignation, retirement, disqualification or removal. If the Removal Proposal and the Election Proposal become effective prior to the 2016 annual meeting, presently scheduled for June 22, 2016, and the Nominees elected constitute a majority of the Company Board, the newly elected Company Board could delay the 2016 annual meeting in order to fully and fairly evaluate the merits of all of the Company’s strategic options, including the Proposed Offer. If the 2016 annual meeting is delayed by more than thirty (30) days after the date designated by or in the manner provided in the Bylaws, or for a period of thirteen (13) months after the last annual meeting, the Chancery Court, upon an ensuing application of any stockholder or director of the Company, may order a meeting to be held in accordance with Section 211(c) of the DGCL.

The WHITE consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt Proposal 4 in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Company Board.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by the Sanofi Board in the course of its deliberations leading to their nomination, please see the section titled “THE NOMINEES” and Annex A of this Consent Statement.

SANOFI URGES YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS

Each of the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the earliest dated written consent delivered to the Company, although we have set an earlier deadline of [●], 2016 for delivery of consents, which we, in our sole discretion, reserve the right to extend.

As of the close of business on the Record Date, there were 165,055,789 shares of Common Stock outstanding. Therefore, the consent of stockholders holding at least 82,527,895 shares of Common Stock is necessary to effect each of the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposals and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, BROKER NON-VOTES AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Sanofi recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Sanofi, care of Innisfree M&A Incorporated, which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that Sanofi will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

The Bylaw Restoration Proposal, the Board Vacancy Proposal and the Removal Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals. If, however, we have received (i) sufficient consents to remove the entire Company Board pursuant to the Removal Proposal but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, resulting in the Company not having any directors or (ii) insufficient consents to amend the Bylaws pursuant to the Board Vacancy Proposal, thereby permitting the Company’s stockholders to fill the vacancies on the Company Board created by the Removal Proposal, we would not deliver any consents to the Company.

The Election Proposal is conditioned upon the effectiveness of both the Board Vacancy Proposal and the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Company Board that are removed pursuant to the Removal Proposal.

BACKGROUND OF THE WRITTEN CONSENT SOLICITATION

Sanofi’s management regularly reviews transaction alternatives across the biopharmaceutical industry as part of its objective to be a global healthcare leader focused on patients’ needs and its evaluation of ways in which it can enhance stockholder value. In November 2015, Sanofi outlined its long-term strategic roadmap, emphasizing the importance of oncology in that plan. In connection with Sanofi’s goal to further develop its capabilities in oncology, Sanofi management identified Medivation as a potential candidate for a business combination that could result in significant value for the respective companies’ stockholders, employees, patients and caregivers.

On March 22, 2016, Dr. Olivier Brandicourt, Chief Executive Officer of Sanofi, made an initial outreach to Dr. David T. Hung, President and Chief Executive Officer of Medivation, asking to schedule a phone conversation.

On March 23, 2016, Dr. Brandicourt reiterated his interest in a phone conversation and proposed an in-person meeting with Dr. Hung in San Francisco during the week of March 28. On March 24, 2016, Dr. Hung affirmed his availability for a phone discussion on March 25, 2016.

On March 25, 2016, Dr. Brandicourt had a phone conversation with Dr. Hung, during which Dr. Brandicourt expressed an interest in a potential business combination involving Sanofi and the Company, but during which no specific proposal was made. During the March 25 phone conversation, Dr. Hung declined Dr. Brandicourt’s proposal to meet to discuss a potential transaction or learn more about Sanofi’s interest, but indicated that he would relay the conversation to the Company Board.

On March 31, 2016, Dr. Brandicourt and Dr. Hung scheduled a discussion for April 3, 2016 to discuss the Company Board’s feedback on Sanofi’s expressed interest. On April 3, 2016, Dr. Brandicourt called Dr. Hung a second time. During their second phone conversation, Dr. Hung stated that the Company Board was not interested in discussing a transaction.

On April 14, 2016, Dr. Brandicourt attempted to schedule a phone conversation with Dr. Hung. On April 15, 2016, Dr. Brandicourt delivered a letter (the “April 15 Letter”) to Dr. Hung stating Sanofi’s proposal to acquire Medivation for $52.50 per share in cash and outlining the anticipated steps to a negotiated transaction.

On April 18, 2016, Dr. Hung informed Dr. Brandicourt that the Company had received the April 15 Letter and that the Company Board would review and respond to the proposal in due course.

On April 28, 2016, having not received a response from Dr. Hung or the Company Board to the April 15 Letter, Dr. Brandicourt tried to reach out to Dr. Hung and delivered the following letter to Dr. Hung reiterating Sanofi’s interest in a business combination with the Company and expressing disappointment in the Company’s refusal even to engage in discussions with Sanofi (the “April 28 Letter”):

David T. Hung, M.D.

President, Chief Executive Officer and Director

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Paris, April 28, 2016

Dear David,

It has been over a month since we first talked and I expressed my view that a combination would make strong strategic sense, and I said we were prepared to make a very attractive proposal. During our first call on March 25, you said that you were unwilling to meet, and in our subsequent conversation on April 3 you said that, after a review with your Board, there was no interest in discussing a transaction. Given your unwillingness to meet or to hear our proposal, we sent you a letter on Friday, April 15, setting forth a proposal (the “Proposal”) to acquire Medivation for $52.50 per share in cash, representing a premium of over 50% to the two-month volume weighted average trading price (VWAP) prior to there being takeover rumors. We have not heard anything from you for almost two weeks, other than an acknowledgment of receipt of our letter.

We do not understand the delay in responding to our letter. The price we put forth represents a very substantial premium, and it would be all cash without any financing condition. In these circumstances we believe it is appropriate to make this letter public, which we are doing today.

As we previously discussed, since I joined Sanofi in April 2015, we have set a clear strategic roadmap for 2020 and oncology plays an important role as part of that plan. As we aim to further develop our capabilities in this important area, we believe that Medivation represents a very strong fit and, together with our own clinical pipeline and existing infrastructure, will play an important role in our long-term strategy in oncology.

We are excited by the prospect of accelerating Medivation’s growth by leveraging Sanofi’s infrastructure and capabilities. We are convinced that Medivation’s employees would find a very attractive environment within our Sanofi Genzyme specialty business unit and our R&D organization, giving them the opportunity to fully develop their skills and help bring new treatments to patients on a worldwide basis. We also strongly believe that Medivation shareholders would find our Proposal to be compelling.

Working with our advisors, our team has reviewed your business based on publicly available information and our knowledge of the markets in which you compete to validate our views on value. Given the amount of work we have done to date, we are well-positioned to swiftly consummate a transaction that will be in the best interests of, and provide immediate and certain value for, your stockholders.

Our Proposal is subject to satisfactory completion of confirmatory due diligence, negotiation and execution of a mutually acceptable definitive written agreements, and approval of Sanofi’s Board of Directors.

We are prepared to meet promptly so we can mutually work towards a transaction that benefits our respective stockholders.

Sincerely,

/s/ Olivier Brandicourt

Olivier Brandicourt

Chief Executive Officer

Shortly thereafter, Sanofi publicly released the text of the April 28 Letter and disclosed its proposal to acquire the Company for $52.50 per share in cash.

Also on April 28, 2016, the Company publicly confirmed that it received an unsolicited, non-binding proposal from Sanofi.

On April 28, 2016, the Company filed with the SEC a proxy statement for its 2016 annual meeting of stockholders to re-elect the Company’s board of directors.

On April 29, 2016, the Company publicly announced that it had rejected Sanofi’s proposal. Shortly thereafter on April 29, Sanofi issued a public response to the Company’s rejection affirming its commitment to the compelling potential transaction and maintaining that the proposal is in the best interest of Company stockholders.

On May 2, 2016, the Company filed a Form 8-K with the SEC amending and restating the Company’s Bylaws to (i) impose more stringent procedural requirements in connection with Company stockholder action by written consent, including requiring a review by a nationally recognized independent inspector of election for sufficiency of consents received and certification of such determination before the consents become effective, and (ii) restrict the jurisdiction in which stockholders can bring claims against the Company or any director or officer thereof, including for a breach of fiduciary duties, solely and exclusively to the Court of Chancery of the State of Delaware.

On May 4, 2016, Aventis delivered a letter to the Company requesting access to certain books and records of the Company under Section 220 of the DGCL.

On May 5, 2016, Dr. Brandicourt delivered to Dr. Hung and Andrew Powell, Medivation’s General Counsel and Corporate Secretary, for distribution to the Company Board, the following letter (the “May 5 Letter”) reiterating Sanofi’s proposal to engage in discussions regarding an acquisition of the Company. In the letter, Dr. Brandicourt noted that if Dr. Hung and the Company Board continued to refuse even to engage with Sanofi or have any discussions, Sanofi would have no choice but to solicit consents from Medivation’s stockholders to remove and replace members of the board:

Board of Directors

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Paris, May 4th, 2016

Dear Members of the Board of Directors,

Since we publicly disclosed our proposal to acquire Medivation, we have had extensive conversations with your top shareholders. We believe there is overwhelming support by your shareholders for a transaction. Absent our proposal, we believe that the Medivation shares would be trading in the $30’s. Medivation traded at $27 per share less than three months ago, and our proposal is almost a 100% premium to that price. It is over a 50% premium to average trading prices prior to there being takeover rumors.

I want to reiterate our preference to engage with you to negotiate a transaction. We believe immediate engagement would be in the best interests of your shareholders as it would enable them promptly to realize substantial and certain value, while minimizing the disruption to your organization. We believe we have offered a fair price, and a very attractive premium. Nothing in your press release rejecting our proposal was new information to the market. Having said that, if you engage in good faith discussions with us and demonstrate additional value, we could be in a position to revise our offer.

You should know that an acquisition of Medivation is a priority for Sanofi and we are committed to effecting it. If you are not prepared to engage with us, we have no choice but to go directly to your shareholders. As you know, your shareholders have the ability to act at any time by written consent to remove and replace the Board. If the Medivation Board of Directors continues to refuse to engage with us, then we intend to commence a process to remove and replace members of the Board.

We remain enthusiastic about a potential combination with Medivation. We and our advisors stand ready to meet at any time so we can work to quickly consummate a mutually beneficial transaction.

Sincerely,

/s/ Olivier Brandicourt

Olivier Brandicourt

Chief Executive Officer

Shortly thereafter, Sanofi publicly disclosed the text of the May 5 Letter.

Also on May 5, 2016, the Company held its first quarter 2016 earnings call, during which Dr. Hung devoted a portion of the call to discussing Sanofi’s unsolicited offer.

On May 10, 2016, Jérôme Contamine, Chief Financial Officer of Sanofi, had a telephone conversation with a representative of Evercore Partners (“Evercore”), one of the Company’s financial advisors, who indicated that, based on Sanofi’s current proposal, the Company was not willing to engage in discussions with Sanofi regarding a potential business combination beyond the Company Response.

During the period between May 9, 2016 and May 11, 2016, a representative of Weil, Gotshal & Manges, LLP (“Weil”), outside counsel for Sanofi, had telephone conversations with representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell”) and Cooley, LLP (“Cooley”), both serving as outside legal counsel for the Company, and JPMorgan (“JPM”), one of the Company’s financial advisors, during which the representative of Weil made clear that Sanofi was willing to enter into a confidentiality agreement with the Company and could revise its offer if the Company were to engage with Sanofi and demonstrate additional value. The representatives of Wachtell, Cooley and JPM responded that the Company Board was not prepared to engage with Sanofi beyond the Company Response at the price that was being offered.

On May 12, 2016, Sanofi filed for premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) with the Federal Trade Commission (the “FTC”) and Department of Justice Antitrust Division (the “DOJ”). Simultaneously, Sanofi delivered a notice to Medivation of its HSR filing. Also on May 12, Sanofi issued a press release publicly announcing that it had made such filing.

On May 17, 2016, Dr. Brandicourt delivered the following letter to Dr. Hung, reiterating Sanofi’s interest in working collaboratively towards a mutually beneficial transaction and confirming Sanofi’s outside advisors’ statements that Sanofi would be willing to increase its offer if the Company engaged in discussions and provided additional information:

David T. Hung, M.D.

President, Chief Executive Officer and Director

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Paris, May 17, 2016

Dear David,

I believe we should find a way for our two companies to work collaboratively towards a mutually beneficial transaction that is in the best interests of our respective stakeholders. We have been very clear that if you engage and provide information, we would be in a position to increase our offer and I am confident that we will be able to offer significant additional value.

Your advisors said that the Medivation Board is unwilling to provide information to us, even though we made it clear that we are prepared to enter into a customary confidentiality agreement which could include a standstill for a reasonable period of time in order for Medivation to review a sale to us or other alternatives. Given this, we do not understand the Board’s apparent unwillingness to provide us information or even to engage with us.

We are committed to the acquisition of Medivation. We believe that we are in a position to provide more value than any other party given the strategic importance of the transaction to us. We seek to combine with Medivation to further advance our long standing commitment to patients and physicians in oncology. Our company has brought to patients many important cancer medicines, especially in chemotherapy, including Taxotere®, Eloxatine® and Jevtana®, the latter of which has an important existing role in prostate cancer. I have made oncology a priority area for the medium term development of Sanofi. We envision a combination with your company as a key step in the acceleration of our strategy in this crucial therapeutic area.

Medivation and its stakeholders would benefit from a combination with Sanofi, given our global capabilities, significant resources, internal pipeline of assets and complementary product offerings. Our experience with Genzyme shows how well companies do as part of Sanofi. While we have helped Genzyme to restore its manufacturing capacities, we have been able to leverage its capabilities in biologics and to successfully preserve Genzyme’s entrepreneurial culture. As a result, since 2011, Genzyme, as part of Sanofi, has regularly posted double digit growth.

Based on our experience and success, we are confident that we can work with your team to build a world-class business of oncology innovation. We will count on the Medivation team to help us develop our combined oncology pipeline leveraging Sanofi’s global reach. I am confident that Medivation employees would find a very attractive environment within Sanofi, giving them the opportunity to fully develop their skills and help bring new treatments to patients worldwide.

Your shareholders have expressed to us their overwhelming support for a sale of the company. We hope the Medivation Board will promptly engage with us and provide information as part of a process. We are prepared to enter into a confidentiality agreement immediately and to move quickly and to devote the necessary resources to this matter. I believe it would be very useful if we could exchange views directly and would make such a meeting a priority. Please let me know whether you would be willing to have a discussion with me on the next steps in the next few days.

Sincerely,

/s/ Olivier Brandicourt

Olivier Brandicourt

Also on May 17, 2016, Dr. Hung delivered the following response letter to Dr. Brandicourt, reiterating the Company’s refusal to engage with Sanofi beyond the Company Response or to provide additional information:

May 17, 2016

Olivier Brandicourt

Chief Executive Officer

54, rue La Boetie

75008 Paris, France

Dear Olivier:

Over the past week, representatives and advisors of Sanofi have made a number of phone calls to our advisors, all conveying a similar message—that Sanofi may consider an increase to its proposed price but first must review Medivation’s proprietary information. While we appreciate the measured tone of your most recent letter dated May 17, Sanofi’s proposal remains unchanged. What matters for Medivation and its Board is value for our shareholders. As we have previously said, Sanofi’s proposal of $52.50 per share in cash for Medivation substantially undervalues our company and is not an appropriate basis upon which to consider evaluation of a potential strategic combination.

We are extremely comfortable that our Board’s position is well understood by and reflects the overwhelming sentiment of our shareholders. Our Board reached its view about Sanofi’s proposal based on a thorough analysis of our company’s marketed product’s commercial momentum and outlook, our pipeline’s excellent prospects and our company’s track record of successful drug development and delivering outstanding value to our shareholders. We are confident that what we continue to build will be highly beneficial to patients and, we believe, extraordinarily valuable to our shareholders.

Our Board is committed to act so that our shareholders realize the value we have created and are continuing to create. The value which Sanofi proposes is not close to a reasonable starting point for providing information or commencing discussions.

Very truly yours,

/s/ David Hung, M.D.

David Hung, M.D.

On May 25, 2016, Sanofi filed with the SEC a preliminary consent solicitation statement to, among other things, solicit written consents from the Company’s stockholders to remove and replace the Company Board with the Nominees.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by Sanofi management and the Strategic Committee in the course of their deliberations leading to their nomination, please see the section titled “THE NOMINEES — Information regarding the Nominees” and Annex A of this Consent Statement.

Also on May 25, 2016, Dr. Brandicourt delivered the following letter to the Company Board informing the Company that Sanofi had filed preliminary consent solicitation materials with the SEC naming 8 director nominees and reaffirming the message that if the Company were to engage in discussions and provide information, Sanofi would be in a position to increase its offer:

Board of Directors

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Paris, May 25, 2016

Dear Members of the Board of Directors,

We have filed consent solicitation materials in which we have named 8 independent and highly qualified nominees who have agreed to become directors upon removal of the Medivation directors. We are taking this step because we believe your shareholders overwhelmingly support the sale of Medivation, and they want Medivation to undertake a sale process and engage with Sanofi. To date Medivation has not announced a sale process and has not engaged with us.

During the past weeks we reached out directly and through advisors to request that Medivation engage with Sanofi. We have relayed our willingness to enter into a confidentiality agreement in order to receive information that is typically provided in a sale process. That agreement could include a reasonable standstill to give time for such a process. We have been very clear that if you engage and provide information, we would be in a position to increase our offer and I am confident that we will be able to offer significant additional value. We believe that we are in a position to provide more value than any other party given the strategic importance of the transaction to us.

It has been two months since we first approached Medivation about a transaction. The Medivation Board has had considerable time to review alternatives and to prepare for a sale process. Given this, we believe that such a process could be completed in a matter of weeks.

There have been published reports that you have signed confidentiality agreements with other parties. If that is accurate, we cannot see how you have not done so with us. If you have not signed confidentially agreements with others as part of a sale process, then you are not doing what we are confident your shareholders want, which is for Medivation to undertake a sale of Medivation and to engage with Sanofi.

We again request that you engage in good faith with Sanofi as part of a sale process. If you do that, we would not need to proceed with a consent solicitation to remove and replace the Medivation directors.

Sincerely,

/s/ Olivier Brandicourt

Olivier Brandicourt

Chief Executive Officer

Shortly thereafter, Sanofi publicly disclosed the text of this letter to the Company Board and published short biographies of the Nominees.

Later on May 25, 2016, a representative of Morgan Stanley (“MS”), acting as one of Sanofi’s financial advisors alongside Goldman Sachs (“GS”), had a telephone conversation with representatives of JPM and Evercore to attempt to discuss Sanofi’s proposal. Sanofi’s advisor explained that if the Company engaged in discussions beyond the Company Response, Sanofi would be willing to withdraw its consent solicitation for a reasonable period of time to enable the Company to have these discussions and run a sale process to evaluate the proposal, and that entry into a confidentiality agreement and provision of additional information would put Sanofi in a position to increase its offer. The JPM and Evercore representatives stated that the Company Board would not even engage in discussions beyond the Company Response, based on Sanofi’s proposal.

On May 27, 2016, the Company filed with the SEC a preliminary consent revocation statement to solicit consent revocations in response to the Proposals set forth in this Consent Statement.

On May 30, 2016, a representative of MS delivered a form of confidentiality agreement to representatives of JPM and Evercore, which included a standstill.

On June 1, 2016, Aventis submitted a written notice to Mr. Powell requesting that the Company Board fix a record date for determining stockholders entitled to give their written consent to the Proposals. Shortly thereafter, Sanofi made the request to fix a record date public.

Also on June 1, 2016, the Company issued a press release stating that it had set the record date as the close of business on June 1, 2016.

On June 6, 2016, Aventis delivered to the Company a signed written consent, dated as of June 3, 2016, consenting to each of the Proposals.

Also on June 6, 2016, the Company filed with the SEC Amendment No. 1 to its preliminary consent revocation statement.

On June 7, 2016, Sanofi filed with the SEC Amendment No. 1 to its preliminary consent solicitation statement.

On June 9, 2016, Sanofi filed with the SEC Amendment No. 2 to its preliminary consent solicitation statement.

THE NOMINEES

Pursuant to the Nomination Agreements between Sanofi and each of the Nominees, each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his or her independent judgment in accordance with his or her fiduciary duties to you and the Company in all matters that come before the Company Board. In consenting to the removal of the incumbent Company Board and the election of the Nominees to the Company Board, you are sending a message to the Nominees that you want the Company to engage in discussions regarding strategic options, including regarding the Proposed Offer, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response.

;If the Nominees are elected, we intend to continue to pursue our acquisition proposal. The nominees have agreed, pursuant to the Nomination Agreement, to act in the best interests of the Company and its stockholders, which we believe includes fully and fairly evaluating the strategic options available to the Company, including the Proposed Offer. We have not asked for any commitment from the Nominees to agree to the Proposed Offer, and they would have to consider it in the exercise of their fiduciary duties to you and the Company. The Nominees, in discharging their fiduciary obligations to you, may also determine it to be appropriate to conduct an efficient sale process while our Proposed Offer remains open. We hope that the Company will engage with us while the new Company Board explores this and other options to maximize value for Company stockholders.

If the Nominees elected do not constitute a majority of the Company Board, the Nominees will not possess the voting majority required to cause the Company Board to take (or not take) any specific action. Notwithstanding the foregoing, we intend to continue to pursue our acquisition proposal. The nominees have agreed, pursuant to the Nomination Agreement, to act in the best interests of the Company and its stockholders, which we believe would include fully and fairly evaluating all strategic options available to the Company, including the Proposed Offer. We would hope that the Company will engage with us while the Company Board, as reconstituted with the Nominees who are elected, explores this and other options to maximize value for Company stockholders. There can be no assurance that, if the Nominees constitute less than a majority of the Board, any of the existing members of the Company Board will agree to serve with the Nominees who are elected.

Information regarding the Nominees. Sanofi believes the Nominees are independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Company Board is independent in compliance with the requirements of NASDAQ. In addition, Sanofi believes the Nominees are “independent” in accordance with the applicable definition of “independent” used by the Company for determining if a member of the nominating and corporate governance committee, the compensation committee and the audit committee of the Company Board is independent in compliance with NASDAQ’s listing standards and the requirements of the Sarbanes-Oxley Act of 2002.

Each of the Nominees has furnished the following information regarding his or her principal occupations and certain other matters. Included after each narrative is a brief summary of certain specific attributes, competencies and characteristics of the Nominee that led Sanofi management, after discussions, to recommend such Nominee for election to the Company Board. Except as otherwise stated herein, none of the corporations or other organizations in which any Nominee carried on his or her principal occupations or employment during the past five years is a subsidiary or other affiliate of the Company. None of the Nominees is affiliated with Sanofi or any subsidiary of Sanofi.

Michael E. Campbell. Mr. Campbell served as a director of MeadWestvaco Corporation from 2001 and as the lead independent director of MeadWestvaco Corporation from 2007, in each case, until the effective date of the strategic business combination of Rock-Tenn Company and MeadWestvaco Corporation, when he became a director of WestRock. Mr. Campbell has been a member of WestRock’s Finance Committee and its Nominating and Governance Committee, in each case, since July 2015. Mr. Campbell served as chairman, president and chief executive officer of Arch Chemicals, Inc., which was a publicly traded global biocides company, from 1999 until 2011. Prior to joining Arch Chemicals, Mr. Campbell was executive vice president of Olin Corporation, from 1996 to 1999. Mr. Campbell also served as a director of Milliken & Company from 2007 to 2015.

Mr. Campbell’s qualifications as a director include his background, experience and judgment as chief executive officer of a major publicly-traded manufacturing company, providing him with extensive leadership, business and governance skills.

Barbara Deptula. Ms. Deptula has been a director of AMAG Pharmaceuticals since September 2013, where she serves as a member of the Compensation Committee and the chair of the Transaction Committee. She served as the Executive Vice President of Business Development and Chief Corporate Development Officer of Shire Plc. (“Shire”), a public biopharmaceutical company, from September 2004 to June 2012. Prior to joining Shire, Ms. Deptula served as President of the biotechnology division of SICOR, Inc., a public pharmaceutical company, from May 2003 to September 2004. Prior to SICOR, Inc., Ms. Deptula served as Senior Vice President for Coley Pharmaceutical, a biotechnology company, from July 2000 to May 2003. Prior to 2000, she held senior management positions in public and private pharmaceutical companies where Ms. Deptula focused on marketing, product development, licensing and business development, including US Bioscience, Inc., Schering Plough International, Lederle Laboratories, a division of American Cyanamid Co., U.S.A., and Genetics Institute. Ms. Deptula also served as a member of the Board of Directors of CombinatoRx, Incorporated, now Zalicus, Inc., a public biopharmaceutical company, from December 2005 to December 2009.

Ms. Deptula’s qualifications as a director include her decades of experience in a variety of biotechnology, pharmaceutical and multi-national organizations and, in particular, her central role in business development and expanding the product portfolio at Shire.

Wendy E. Lane. Ms. Lane has been chair of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane worked in investment banking for 15 years, initially at Goldman, Sachs & Co. from 1977 to 1980 and subsequently as a Principal and Managing Director at Donaldson, Lufkin and Jenrette Securities Corporation from 1981 to 1992. Ms. Lane has been an independent director at MSCI Inc. since March 10, 2015. Ms. Lane served on the board of directors of Willis Group Holdings from April 21, 2004 to January 4, 2016, when the entity merged with Towers Watson. Ms. Lane currently serves as a director of Willis Towers Watson, where she holds roles as the chair of the company’s Compensation Committee and as a member of the Audit Committee. Ms. Lane is also currently a director of UPM-Kymmene Corporation, where she serves on the Audit Committee, and the privately held Al-Dabbagh Group Holding Company Limited. Ms. Lane was previously a director of Laboratory Corporation of America from 1996 to 2014, and has served on eight public company boards.

Ms. Lane’s qualifications as a director include her extensive financial and corporate strategy background and decades of service on public company boards and board committees. She brings ample knowledge of audit, compensation, risk, strategic planning and talent development.

Ronald S. Rolfe. Mr. Rolfe is a retired Partner at Cravath, Swaine & Moore LLP, a premier law firm in the United States, where he practiced until his retirement in December 2010. Mr. Rolfe’s practice spanned the world and included corporate governance, securities, antitrust and commercial litigation and arbitration for U.S. and international clients. Mr. Rolfe began as an Associate with Cravath in 1970 and became Partner in 1977. He also served as Law Clerk to the Honorable Marvin E. Frankel, U.S. District Court Judge in the Southern District of New York, in 1969. Mr. Rolfe currently serves on the boards of directors of public companies Noranda Aluminum Holding Corporation since 2013, where Mr. Rolfe is a member of the Environmental, Health & Safety Committee and Nominating and Governance Committee; Berry Plastics Group, Inc. since 2013, where Mr. Rolfe is the chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee; Time Inc. since 2014, where Mr. Rolfe is the chair of the Audit and Finance Committee and a member of the Nominating and Governance Committee; and Reynolds American Inc. since 2014, where Mr. Rolfe has served on the Audit and Finance Committee and is a member of the Corporate Governance, Nominating and Sustainability Committee and Compensation and Leadership Development Committee. He also currently serves on the board of private company Advanced Assessment Systems, Inc.

Mr. Rolfe’s qualifications as director include his insight on risk management and corporate governance matters, obtained as an advisor to corporate boards and senior executives. He has also served as a director of many public and private companies, providing meaningful experience in strategic planning, budgeting and compliance with various regulatory requirements.

Steven J. Shulman. Mr. Shulman has served as managing partner of Shulman Family Ventures, a private equity firm since 2008. Mr. Shulman served as an operating partner at Water Street Health Partners, a healthcare-focused private equity firm, from 2008 until March 2015. From 2008 until December 2013, Mr. Shulman served as operating partner at Tower Three Partners LLC, a private equity firm. From December 2002 to February 2008, Mr. Shulman served as chairman and chief executive officer of Magellan Health Services, a publicly-traded specialty healthcare management organization. From 2000 to 2002, he served as chairman and chief executive officer of Internet Healthcare Group, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as chairman, president and chief executive officer of Prudential Healthcare, Inc., a healthcare services provider that is now part of publicly-traded Aetna, Inc. He currently serves as chairman of Accretive Health, Inc., a publicly-traded service and technology provider to healthcare providers since 2014, CareCentrix, Inc., a privately-held at-home healthcare managed care company since 2008, and of Quartet Health, a privately-held healthcare technology company. Mr. Shulman currently serves as a director of Healthmarkets, Inc., a privately-held technology-enabled health insurance marketplace, Quantum Health, Inc., a privately-held healthcare coordination and consumer navigation company, MedImpact Healthcare Systems, Inc., a privately-held pharmacy benefit manager, and Facet Technologies, LLC, a privately-held microsampling sharps products provider, positions he has held since 2006, 2013, 2013 and 2011, respectively. Mr. Shulman served as chairman of Health Management Associates, Inc., a healthcare services provider that is now part of publicly-traded Community Health Systems, Inc., from 2013 to 2014. Mr. Shulman also served on the board of Access MediQuip, LLC, a privately-held surgical and implant management solutions company, from April 2009 to May 2015 and Digital Insurance, Inc., a privately-held employee benefits agency, from 1999 to 2013. Mr. Shulman has also held various senior management positions at CIGNA and Kaiser Permanente Medical Foundation and founded Value Health, a publicly-traded multi-product specialty managed care company.

Mr. Shulman’s qualifications as a director include his extensive experience in the healthcare industry, including serving as chief executive of several large healthcare-sector organizations and as operating partner for a healthcare private equity firm, and his roles as a director of several privately held companies.

Charles P. Slacik. Mr. Slacik was Chief Financial Officer and Senior Vice President of Finance of Beckman Coulter Inc., a leading manufacturer of biomedical testing instrument systems, tests and supplies, from October 2006 to June 2011 and was responsible for all aspects of financial management and information technology. From 2003 to 2006, Mr. Slacik served as Executive Vice President and Chief Financial Officer of Watson Pharmaceuticals, Inc., an integrated global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, brand and biologic pharmaceutical products. From 1982 to 1999, Mr. Slacik held numerous executive positions at Wyeth (formerly American Home Products Corporation). From 1999 to 2003, Mr. Slacik served as Senior Vice President and Chief Financial officer of C.R. Bard, Inc., a developer and manufacturer of medical technologies in the fields of vascular, urology, oncology and surgical specialty products. Mr. Slacik currently serves on the board of directors of Quidel Corp. and Sequenom, Inc., where he holds the position as chair of the Audit Committee for both companies. Mr. Slacik was a member of the board of directors and chair of the Audit Committee of STAAR Surgical from 2012 to 2015.

Mr. Slacik’s qualifications as a director include his ample experience as an executive officer of biomedical and pharmaceutical companies and his valuable financial, healthcare and operational expertise and leadership skills.

James L. Tyree. Mr. Tyree is the co-founder and managing partner of Tyree & D’Angelo Partners, a private equity investment firm. During the last fifteen years, Mr. Tyree has held numerous executive positions at Abbott Laboratories, including Corporate Vice President Pharmaceutical and Nutritional Products Group Business Development, Senior Vice President Global Nutrition and Executive Vice President Global Pharmaceuticals. He retired as President of Abbott Biotechnology Ventures in March 2012. Prior to joining Abbott, Mr. Tyree was the President of SUGEN, Inc., a biotechnology company focused on oncology. Earlier in his career, Mr. Tyree held management positions at Bristol-Myers Squibb, Pfizer and Abbott. Mr. Tyree is a member of the Council of Advisors of the University of Chicago Booth Graduate School of Business. Mr. Tyree serves as an independent director of SonarMed, Genelux, ChemoCentryx and Innoviva.

Mr. Tyree’s qualifications as a director include his substantial international leadership and management experience in the healthcare industry, investment acumen and his service on the boards of directors of a range of companies, both public and private.

David A. Wilson. Mr. Wilson has served as a director of CoreSite Realty Corporation since September 2010, where he holds the position of chair of its Audit Committee and is a member of its Compensation Committee. Mr. Wilson is the former President and Chief Executive Officer of the Graduate Management Admission Council (the “Council”), which position he held from 1995 until his retirement in December 2013. Mr. Wilson served as Senior Advisor to the Council from December 2013 to June 2014. The Council is a $150.0 million enterprise that is the owner of the Graduate Management Admission Test, the GMAT. Prior to 1995, he was a Managing Partner and National Director for Professional Development at Ernst & Young LLP, a public accounting firm. He is a Chartered Accountant in Canada and a Certified Public Accountant in the United States. Mr. Wilson served on the board of directors of Laureate Education, Inc. from 2002 to 2007, where he chaired the Audit Committee and served as a member of the Nominating and Governance Committee and the Conflicts Committee, and of Terra Industries, Inc. from 2009 to 2010, where he served on the Audit Committee. Mr. Wilson served on the board of directors of Barnes and Noble, Inc. from 2010 through 2015 and chaired its Audit Committee from 2011 through 2015. In August 2015, Mr. Wilson joined the board of directors of Barnes & Noble Education, Inc., chairing its Audit Committee and serving as a member of its Nominating and Governance Committee. He presently serves on the Board of Trustees of Johnson & Wales University and serves as the chair of its Audit Committee. In 2015, Mr. Wilson was included in the National Association of Corporate Directors’ list of 100 most influential directors and governance-related professionals.

Mr. Wilson’s qualifications as director include his decades of executive and board-level experience, including serving on the board of companies actively involved in strategic transactions. He also has significant industry experience in the areas of accounting policy, internal controls and risk management.

Compensation of the Company’s Directors

Sanofi has agreed to pay each Nominee $75,000 for agreeing to serve as a Nominee. If elected to the Company Board, the Nominees will not receive any form of compensation or indemnification from Sanofi for their service as directors of the Company. They will, however, receive whatever compensation for directors the Company Board has established unless and until the Company Board determines to change such compensation. The following discussion summarizes the Company’s compensation of directors based solely on the Company Proxy Statement filed with the SEC on April 29, 2016.

2015 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

	Fees Earned or Paid in Cash		Option Awards	Stock Awards	Total
Name	($)		($) (3) (4) (5)	($) (3) (6) (7)	($)
Kim D. Blickenstaff	$115,000		$181,244	$175,000	$471,244
Kathryn E. Falberg	75,000		181,244	175,000	446,400
Michael L. King, Ph.D. (1)	27,083		254,162	261,667	542,912
C. Patrick Machado	50,000		181,244	175,000	406,244
Dawn Svoronos	87,794	(2)	181,244	175,000	444,038
W. Anthony Vernon	67,500		181,244	175,000	423,744
Wendy L. Yarno	100,842		181,244	175,000	457,086

(1)	Dr. King joined the Company Board on December 4, 2015.
(2)	Consists of payments of $12,794 in connection with Ms. Svoronos’ service as Medivation’s interim Chief Commercial Officer, of which $268 was for a gross-up of taxes, and a cash payment of $75,000 in connection with her service as a non-employee director.
(3)	Amounts in this column represent the aggregate grant date fair value of stock option and RSU awards granted during the fiscal year ended December 31, 2015, calculated in accordance with ASC 718. Assumptions used in the calculation of the grant date fair value are set forth in Note 2(g) to the Notes to Consolidated Financial Statements, “Stock-Based Compensation” in Medivation’s 2015 Annual Report on Form 10-K, filed with the SEC on February 26, 2016.

(4)	Mr. Blickenstaff, Ms. Falberg, Mr. Machado, Ms. Svoronos, Mr. Vernon and Ms. Yarno were each granted an option to purchase 6,284 shares of common stock at an exercise price of $55.45 on June 16, 2015. The grant date fair value of the stock option awards on June 16, 2015 was $28.84 per share. Dr. King was granted an option to purchase 12,235 shares of common stock at an exercise price of $42.77 on December 4, 2015. The grant date fair value of the stock option award on December 4, 2015 was $20.77 per share.
(5)	The aggregate number of shares subject to outstanding stock options held by each non-employee director listed in the table above as of December 31, 2015, was as follows: 178,100 shares for Mr. Blickenstaff; 58,100 shares for Ms. Falberg; 12,235 shares for Dr. King; 478,204 shares for Mr. Machado; 69,146 shares for Ms. Svoronos; 238,100 shares for Mr. Vernon; and 58,100 shares for Ms. Yarno. Mr. Machado also held outstanding stock appreciation rights subject to 222,800 shares as of December 31, 2015.
(6)	Mr. Blickenstaff, Ms. Falberg, Mr. Machado, Ms. Svoronos, Mr. Vernon and Ms. Yarno were each awarded 3,156 RSUs on June 16, 2015. The grant date fair value of the RSUs on June 16, 2015 was $55.45 per share. Dr. King was awarded 6,118 RSUs on December 4, 2015. The grant date fair value of the RSUs on December 4, 2015 was $42.77 per share.
(7)	The aggregate number of unvested RSUs held by each non-employee director listed in the table above as of December 31, 2015, was as follows: 3,156 RSUs for Mr. Blickenstaff; 8,156 RSUs for Ms. Falberg; 6,118 RSUs for Dr. King; 3,156 RSUs for Mr. Machado; 8,158 RSUs for Ms. Svoronos; 3,156 RSUs for Mr. Vernon; and 8,158 RSUs for Ms. Yarno.

Compensation for Service as a Non-Employee Director

The Company compensates its non-employee directors through a mix of cash compensation, stock option grants and restricted stock unit grants (together, the “Equity Compensation”). The components of the non-employee directors’ compensation are as follows:

Cash Compensation:
• Annual Retainer (All members)	$50,000
• Additional Annual Retainer (Chairman)	$50,000
• Additional Annual Retainer (Committee Chairs):
• Audit Committee	$25,000
• Compensation Committee	$20,000
• Nominating and Corporate Governance Committee	$15,000
• Additional Annual Retainer for Committee Members:
• Audit Committee	$15,000
• Compensation Committee	$10,000
• Nominating and Corporate Governance Committee	$7,500
Equity Compensation:
• Initial Grant (upon initial election to the Company Board)	Black-Scholes value of $525,000
• Annual Grant	Black-Scholes value of $350,000

Effective April 2015, upon initial election to the Company Board, each non-employee director receives an initial grant of equity equal to a Black-Scholes value of $525,000, split equally between stock options and restricted stock units. The initial stock options vest over four years, with 25% of the shares becoming exercisable on the one year anniversary of the grant date and the remainder vesting monthly in 36 equal installments over the following three years. The initial restricted stock units vest with respect to 1/3 of the shares on each of the first, second and third anniversaries of the vesting date. Each non-employee director receives an additional annual grant of equity equal to a Black-Scholes value of $350,000, split equally between stock options and restricted stock units, with such awards vesting in full on the earlier of one year from the date of grant and the next annual stockholder meeting. The initial stock option grant and the annual stock option grant have an exercise price per share equal to the closing sales price of a share of Common Stock on the date of such option’s grant.

Other than as described herein, Sanofi is not aware of any arrangements pursuant to which non-employee directors of the Company were to be compensated for services as directors during the Company’s last fiscal year.

Except as otherwise set forth herein, since January 1, 2015, none of the Nominees nor any of their “associates” (as defined in Rule 14a-1(a) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation from, or in respect of services rendered on behalf of, the Company, or is subject to any arrangement described in Item 402 of Regulation S-K (“Regulation S-K”) under the Securities Act of 1933, as amended.

Arrangements between Sanofi and the Nominees

Pursuant to the Nomination Agreement with each of the Nominees, Sanofi has agreed to pay each Nominee a fee of $75,000 for serving as a nominee and to reimburse each Nominee for his or her reasonable expenses incurred in the performance of his or her responsibilities as a nominee. Sanofi has also agreed, subject to certain conditions and limitations set forth in the Nomination Agreement, to indemnify, defend and hold harmless each Nominee from and against any and all losses, claims, damages, liabilities, judgments, costs and expenses (including reasonable fees and disbursements of counsel and costs of investigation) to which such Nominee may become subject or which such Nominee may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon his or her being a Nominee for election to the Company Board. Pursuant to the Nomination Agreement, each Nominee also has agreed, if elected, to serve as a director and to act in the best interests of the Company and its stockholders and to exercise his or her independent judgment in accordance with his or her fiduciary duties to you and the Company in all matters that come before the Company Board. Other than the Nomination Agreement, there is no arrangement or understanding between any Nominee and any other person or persons, including Sanofi, pursuant to which any Nominee was selected as a nominee for election to the Company Board. If the Nominees are elected to the Company Board, we intend to continue to pursue our acquisition proposal and hope that, in connection with the Nominees’ full and fair review of our Proposed Offer and all strategic options, the new Company Board will engage with us. However, we have received no commitment from the Nominees with respect to the Proposed Offer, and any decision would be subject to the exercise of their fiduciary duties to you and the Company. A form of Nomination Agreement is included in Annex C of this Consent Statement.

Additional Information Concerning the Nominees

The Nominees have furnished additional miscellaneous information required by the SEC rules and applicable law, which information is located in Annex A of this Consent Statement.

SANOFI IS ASKING YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

The Nominees are highly qualified, experienced and well-respected members of the business community. The only commitment that each of the Nominees has given to Sanofi, and the only commitment that Sanofi has sought from the Nominees, is that he or she will, if elected, serve as a director, act in the best interests of the Company and its stockholders and exercise his or her independent judgment in accordance with his or her fiduciary duties to you and the Company in all matters that come before the Company Board. Support of the Proposals by holders of at least a majority of the then outstanding Common Stock will send a message to the Nominees that the Company’s stockholders want them to, should they deem it appropriate in the exercise of their fiduciary duties to you and the Company, engage with Sanofi with respect to the Proposed Offer to learn more, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response. We do not believe the election of the Nominees to the Company Board will preclude their consideration of other alternatives available to the Company, including remaining independent or considering any competing bids or proposals for the acquisition of the Company.

VOTING SECURITIES

According to the Company’s public filings, the shares of Common Stock constitute the only class of outstanding voting securities of the Company, and as of the close of business on the Record Date, there were 165,055,789 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote, and only record holders of Common Stock are entitled to execute consents. The Company’s stockholders do not have cumulative voting rights.

PROCEDURAL INSTRUCTIONS

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the Proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to Proposals 1, 2, 3 and 4 on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to one or more of the Proposals, you will be treated as having consented to such Proposal or Proposals.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is revoked or no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to Sanofi, in care of Innisfree M&A, 501 Madison Avenue — 20th Floor, New York, NY 10022, or to the principal executive offices of the Company. Although a revocation is effective if delivered to the Company, Sanofi requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Sanofi, in care of Innisfree M&A, 501 Madison Avenue — 20th Floor, New York, NY 10022, so that Sanofi will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

YOUR CONSENT IS IMPORTANT.

Your CONSENT to the Bylaw Restoration Proposal, the Board Vacancy Proposal, the Removal Proposal and the Election Proposal will send a message to the Nominees that the Company’s stockholders want them to, should they deem it appropriate in the exercise of their fiduciary duties to you and the Company, engage with Sanofi with respect to the Proposed Offer to learn more, which, as of the date of this Consent Statement, the Company has not done with Sanofi beyond the Company Response.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Company’s Restated Certificate of Incorporation, as amended, does not contain any such contrary provision.

On June 1, 2016, pursuant to the Company’s Bylaws, Aventis provided written notice to the Secretary of the Company requesting that the Company Board fix a record date for determining stockholders entitled to give their written consent to the Proposals, and on June 1, 2016, the Company Board fixed June 1, 2016 as the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation.

For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company. However, in order to ensure that your consent is delivered to the Company in a timely manner, we have set [●], 2016 as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend such deadline. Effectively, this means that you have until [●], 2016 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the adoption of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

APPRAISAL RIGHTS

The Company’s stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

OTHER INFORMATION

Participants in the Solicitation and Solicitation of Written Consents

Sanofi is a French société anonyme with its principal executive offices located at 54, rue La Boétie, 75008 Paris, France. The telephone number of Sanofi’s principal executive offices is +33 (0)1 53 77 40 00. Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. More information about Sanofi can be found at en.Sanofi.com.

Aventis Inc. is a Pennsylvania corporation and a wholly-owned subsidiary of Sanofi, with its principal executive offices located at 55 Corporate Drive, Bridgewater, New Jersey, 08807.

ALL DOCUMENTS FILED BY SANOFI WITH THE SEC IN CONNECTION WITH THE SOLICITATION OF WRITTEN CONSENTS FROM MEDIVATION STOCKHOLDERS ARE AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. ALL INVESTORS AND SECURITY HOLDERS OF MEDIVATION ARE URGED TO READ THIS CONSENT STATEMENT AND ANY OTHER SUCH DOCUMENTS FILED WITH THE SEC BY SANOFI CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Except as otherwise disclosed in this Consent Statement, since January 1, 2015, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which Sanofi, Aventis or any associate of Sanofi or Aventis had or will have any direct or indirect material interest.

Except as set forth in this Consent Statement, no associate of Sanofi or Aventis owns beneficially, either directly or indirectly, any securities of the Company.

Except as otherwise disclosed in this Consent Statement, neither Sanofi, nor Aventis have a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to this Consent Statement.

Except as set forth in this Consent Statement, neither Sanofi, nor Aventis: (i) owns any class of securities of the Company of record that it does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; and (iv) is or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

As of the date of this Consent Statement, Aventis owns of record 100 shares of Common Stock, which were purchased on April 14, 2016. Annex B sets forth all transactions in securities of the Company by Aventis in the past two years.

No part of the purchase price or market value of the securities of the Company owned by Sanofi or Aventis is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Solicitation of consent by or on behalf of Sanofi and other participants in this solicitation may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. Sanofi may, from time to time, request that certain of its senior management assist with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding directors, senior management and employees of Sanofi who may assist in the solicitation is included in Annex B of this Consent Statement.

Sanofi has retained Innisfree M&A Incorporated as consent solicitor for an initial retainer fee of $75,000. Under its engagement letter, Innisfree M&A Incorporated will also receive $75,000 per month thereafter for its consent solicitation services, which monthly fee shall be replaced by a fixed fee equal to $1,000,000 upon the filing of a definitive consent solicitation statement. An additional fee equal to $150,000 shall be payable to Innisfree M&A Incorporated if a definitive transaction agreement is entered into between Sanofi and the Company. If Innisfree M&A Incorporated is requested to make calls to or receive calls from individual retail investors, Sanofi will pay Innisfree M&A Incorporated $5.50 per such call. Sanofi has agreed to pay, advance funds for or reimburse Innisfree for its reasonable expenses and fees and, subject to certain terms and conditions, to indemnify Innisfree M&A Incorporated against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by Innisfree M&A Incorporated or related services requested by Sanofi. It is anticipated that approximately 50 people will be employed by Innisfree M&A Incorporated in connection with the solicitation of written consents for the Proposals.

Sanofi may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Sanofi’s request, all materials related to the consent solicitation to the beneficial owners of shares of Common Stock they hold of record.

Sanofi will pay all costs of the solicitation of consent and will not seek reimbursement of those costs from the Company. Sanofi estimates the total amount to be spent in furtherance of or in connection with the solicitation of security holders of the Company to be approximately $4,705,000. Sanofi’s aggregate expenditures to date in furtherance of or in connection with the solicitation of security holders of the Company are approximately $1,175,000.

Neither Sanofi, Aventis, nor any associate of Sanofi or Aventis has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

According to the Company Proxy Statement filed with the SEC on April 29, 2016 in relation to the 2016 annual meeting, proposals intended to be presented at the 2017 annual meeting of stockholders must be received by the Secretary of the Company at its principal executive offices no later than January 6, 2017 for inclusion in the Company’s proxy statement and form of proxy relating to the 2017 annual meeting. Stockholders of record who do not submit proposals for inclusion in the proxy statement but who intend to submit a proposal at the 2017 annual meeting of stockholders, and stockholders of record who intend to submit nominations for directors at the meeting, must provide written notice. Such notice should be addressed to the Secretary of the Company and received at the Company’s principal executive offices not earlier than February 22, 2017 and not later than March 24, 2017 and must satisfy certain other requirements specified in the Bylaws.

Security Ownership of Certain Beneficial Owners and Management of the Company

Information regarding security ownership of certain beneficial owners and management of the Company is included in Annex D of this Consent Statement.

ANNEX A

MISCELLANEOUS INFORMATION CONCERNING THE NOMINEES

To the extent applicable, the business address of each Nominee is as follows:

Wendy E. Lane

348 Grove Street

Needham, MA 82492

Ronald S. Rolfe

Worldwide Plaza

825 8th Avenue, #3856

New York, NY 10019

Steven J. Shulman

1433 Nighthawk Pointe

Naples, FL 34105

James L. Tyree

233 N. Michigan Avenue – Suite 2420

Chicago, IL 60601

David A. Wilson

4551 Gulf Shore Blvd. N, Suite 402

Naples, FL 34103

None of the Nominees holds a position or office with the Company, and none of the Nominees has ever served on the Company Board.

To Sanofi’s knowledge, none of the Nominees: (i) owns any class of securities of the Company of record that he or she does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; or (iv) is or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of any Nominee owns beneficially, either directly or indirectly, any securities of the Company.

None of the Nominees or any associates of the Nominees has any arrangement or understanding with any person with respect to any future employment by the Company or its “affiliates” (as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act), or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Except inasmuch as the Nomination Agreement provides that a Nominee agrees to stand for election to the Company Board if nominated by Sanofi and to serve as a director if elected, and each Nominee has acknowledged that he or she will, if elected, act in the best interests of the Company and its stockholders and will exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board, other than as described herein, none of the Nominees has a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

There are no blood, marriage or adoption relationships (other than relationships more remote than first cousin) between any of the Nominees, or between any of the Nominees and any director or executive officer of the Company or, to the knowledge of Sanofi as of the date of this Consent Statement, any nominee to become a director or executive officer of the Company.

There are no material proceedings to which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or any of their associates have a material interest adverse to the Company or any of its subsidiaries.

A-1

Since January 1, 2015, there has not been and there is no currently proposed transaction or series of transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any Nominee or any associate of any Nominee or any immediate family member of any Nominee or any such associate had or will have any direct or indirect material interest.

None of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act that are required to be disclosed as material for purposes of an evaluation of the ability or integrity of the Nominee has occurred during the past ten years.

None of the Nominees is currently subject to Section 16(a) of the Exchange Act with respect to the Company.

A-2

ANNEX B

PERSONS WHO MAY BE PARTICIPANTS

IN THE SOLICITATION OF WRITTEN CONSENTS

Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Sanofi who may assist in Sanofi’s solicitation of written consents in connection with the Consent Statement, and the name, principal business and address of any corporation or other organization in which their employment is carried on. Information with respect to the Nominees is included in the section titled “THE NOMINEES” and Annex A of the Consent Statement. To the extent any of these individuals assists Sanofi in its solicitation of written consents, these persons may be deemed “participants” under SEC rules.

Directors, Officers and Employees of Sanofi

The name and principal occupation or employment of each director, officer and employee of Sanofi who may be deemed a “participant” is set forth below. For each person, the principal business address is care of Sanofi, 54, rue La Boétie, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Sanofi.

Name	Present Position with Sanofi or Other Principal Occupation or Employment
Olivier Brandicourt	Director and Chief Executive Officer
Jérôme Contamine	Executive Vice President and Chief Financial Officer
George Grofik	Head of Investor Relations
Philippe Zeisser	Associate Vice-President, Investor Relations
John Lawrence Craighead	Senior Director, Investor Relations
Guillaume van Renterghem	Investor Relations
Arnaud Delepine	Investor Relations
Felix Lauscher	Investor Relations, Asia-Pacific

Interests of Participants and Other Potential Participants

As of the date of this Consent Statement, Aventis owns of record 100 shares of Common Stock, which were purchased on April 14, 2016 for a purchase price of $49.48 per share.

To Sanofi’s knowledge, with respect to the individuals listed above under “Directors, Officers and Employees of Sanofi” in this Annex B, no such person: (i) during the past ten years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) owns any class of securities of the Company of record that it does not own beneficially; (iii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iv) has purchased or sold any securities of the Company within the past two years; or (iv) is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

No associate of any individual listed above under “Directors, Officers and Employees of Sanofi” in this Annex B owns beneficially, either directly or indirectly, any securities of the Company.

No individual listed above under “Directors, Officers and Employees of Sanofi” in this Annex B nor any associate of any such individual has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

No individual listed above under “Directors, Officers and Employees of Sanofi” in this Annex B has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

B-1

Since January 1, 2015, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any individual listed above under “Directors, Officers and Employees of Sanofi” in this Annex B or any associate of any such individual or any immediate family member of any such individual or any such associate had or will have any direct or indirect material interest.

There are no material proceedings to which any participants in his solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

B-2

ANNEX C

FORM OF NOMINATION AGREEMENT

Dear Nominee:

This letter agreement, dated             , 2016 (this “Agreement”), is with reference to your agreement to become a nominee (a “Nominee”) of Sanofi, a French société anonyme (“Sanofi”), for election as an independent director of Medivation, Inc., a Delaware corporation (“Medivation”). Sanofi desires to solicit written consents of Medivation stockholders (the “Consent Solicitation”) to, among other things, remove all members of the Board of Directors of Medivation (the “Board”) and any other person or persons (other than the persons elected pursuant to the Consent Solicitation) elected or appointed to become a member of the Board at any future time or upon any event, and to replace such removed directors with the Nominees proposed by Sanofi for election as directors of Medivation.

A. Responsibilities of Nominee.

(a) You agree (i) to be named as a Nominee in any and all solicitation materials prepared by Sanofi in connection with the Consent Solicitation, (ii) to provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by Sanofi (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder to be disclosed in a consent solicitation statement or other materials prepared by Sanofi in connection with the Consent Solicitation (collectively, the “Consent Solicitation Statement”)), and not to omit information that may be material to an understanding of your background, experience, abilities and integrity, (iii) that your agreement to be a Nominee, and the information referred to in clause (ii) of this paragraph (a) may be disclosed by Sanofi, in its Consent Solicitation materials or otherwise, and (iv) if elected, to serve as a director of Medivation and, in that capacity, to act in the best interests of Medivation and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Board. You represent that the information supplied to Sanofi in your completed questionnaire, in your response to any follow-up questions from Sanofi and any related supplement provided by you (together, the “Questionnaire”) relating to your being a Nominee is true and complete and does not omit information that may be material to an understanding of your background, experience, abilities and integrity. You agree that you will promptly provide Sanofi with (x) any updates to the information you have previously supplied to Sanofi in order to satisfy your obligation under paragraph (a)(ii) of this Section A and your representations in the Questionnaire, and (y) such additional information as may reasonably be requested by Sanofi in connection with your nomination for election to the Board.

(b) The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of Sanofi, and that you are independent of, and not controlled by or acting at the direction of, Sanofi and that, if elected, you will be acting as a director of Medivation, on behalf of Medivation and all of the stockholders of Medivation and will in no way be controlled by or acting at the direction of Sanofi. You shall have no authority to act as an agent of Sanofi and you shall not represent the contrary to any person.

B. Responsibilities of Sanofi. Notwithstanding anything in this Agreement to the contrary, Sanofi is not obligated to nominate you to the Board or to commence or complete the Consent Solicitation.

C. Compensation. In consideration of your agreement to become a Nominee and to be named in the Consent Solicitation Statement, promptly following the date hereof, Sanofi shall pay to you a one-time payment in the amount of $75,000 (the “Compensation”). You shall not be entitled to any other compensation from Sanofi or any of its affiliates in connection with your service as a Nominee. You agree that if you are elected as a director of Medivation, you shall seek compensation, if any, for acting in such capacity solely from Medivation.

D. Expenses. Sanofi agrees that for the period starting from the date of this Agreement and ending at the earlier of (x) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Sanofi that it will not commence the Consent Solicitation or has abandoned the Consent Solicitation or will not nominate you to the Board or that the requisite number of consents for your election to the Board has not been obtained, Sanofi will promptly reimburse you for all reasonable and customary expenses (including air travel) necessary to perform your responsibilities as a Nominee.

E. Indemnification.

(a) As a material inducement to you to become a Nominee, Sanofi hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon your being a Nominee, except to the extent such Loss arises or results from your willful misconduct or any untrue statement or omission made by you or made by Sanofi in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in the Consent Solicitation Statement and other filings to be made publicly available in connection with the Consent Solicitation.

(b) In the event of the commencement or threatened commencement of any action in respect of which you may seek indemnification from Sanofi hereunder, you will give prompt written notice thereof to Sanofi; provided that the failure to so provide prompt notice shall not relieve Sanofi of its indemnification obligations hereunder except to the extent that Sanofi is materially prejudiced as a result thereof. You shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and Sanofi mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. Sanofi shall in no event be liable for any settlement by you of any such action effected without the prior written consent of Sanofi.

(c) Sanofi shall not settle, without your prior written consent, any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Sanofi agrees to be wholly responsible) or that would contain any language that would reasonably be viewed as an acknowledgement of wrongdoing on your part.

(d) Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim as such expenses are incurred.

(e) Notwithstanding anything to the contrary, if Sanofi has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to Sanofi.

F. Taxes. Nominee shall be solely responsible for the withholding and payment of any federal, state or local income, payroll and other taxes attributable to Nominee, and, to the extent consistent with applicable law, Sanofi will not withhold any amounts therefrom as income tax withholding from wages or as employee contributions under the Federal Insurance Contributions Act or any other state or federal laws. Nominee shall timely remit all self-employment taxes as required to applicable governmental agencies.

G. Term. Unless terminated earlier, this Agreement shall expire at the earlier of (x) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Sanofi that it will not commence the Consent Solicitation or has abandoned the Consent Solicitation or will not nominate you to the Board or that the requisite number of consents for your election to the Board has not been obtained. Notwithstanding the foregoing, this agreement may be terminated without cause by either party upon 30 days prior written notice. To the extent that you terminate this agreement, you will pay Sanofi by wire transfer the Compensation within 5 business days to an account specified by Sanofi.

H. General. Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth under your name below, and, if mailed to Sanofi, then to Sanofi, 54, rue La Boétie, 75008 Paris, France, Attn.: General Counsel. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) shall not be assignable, in whole or in part, by either party without the prior written consent of the other party, except that Sanofi may, in its sole discretion, assign any or all of its rights, interests or obligations hereunder to Medivation; (iv) shall inure solely to the benefit of and be binding solely upon the parties and their respective heirs, representatives, successors, and assigns; and (v) may be executed in counterparts and delivered by facsimile signatures.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

SANOFI

By:
Name:
Title:

Accepted and agreed as of the date first written above:

DIRECTOR NOMINEE

By:
Name:	Name of Nominee
Address:

ANNEX D

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The information set forth in this Annex D is based solely upon the Company Proxy Statement, filed with the SEC on April 29, 2016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Common Stock as of March 15, 2016 (except as noted) by: (i) each nominee for director; (ii) each of the executive officers named in the Summary Compensation Table included in the Company Proxy Statement; (iii) all executive officers and directors of Medivation as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise noted, the business address of each person shown below is 525 Market Street – 36th Floor, San Francisco, CA 94105.

	Beneficial Ownership (1)
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
5% Stockholders
FMR LLC and certain affiliates (2)	23,872,815	14.52%
245 Summer Street
Boston, MA 02210
The Vanguard Group and certain affiliates (3)	11,369,030	6.91%
100 Vanguard Blvd.
Malvern, PA 19355
BlackRock, Inc. (4)	10,696,811	6.50%
55 East 52nd Street
New York, NY 10022
Directors and Named Executive Officers
David T. Hung, M.D. (5)	4,284,836	2.61%
Richard A. Bierly (6)	52,278	*
Mohammad Hirmand, M.D. (7)	190,422	*
Andrew Powell (8)	1,365	*
Jennifer J. Rhodes (9)	32,180	*
Thomas Templeman, Ph.D.	—	—
Lynn Seely, M.D. (10)	881,676	*
Kim D. Blickenstaff (11)	182,178	*
Kathryn E. Falberg (12)	123,428	*
Michael L. King, Ph.D.	—	—
C. Patrick Machado (13)	598,372	*
Dawn Svoronos (14)	71,064	*
W. Anthony Vernon (15)	242,178	*
Wendy L. Yarno (16)	71,554	*
All executive officers and directors as a group (12 persons) (17)	5,817,675	3.54%

*	Represents beneficial ownership of less than one percent.
(1)	This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13G filed with the SEC. Applicable percentages are based on 164,467,542 shares of our common stock outstanding on March 15, 2016, adjusted as required by rules promulgated by the SEC. The numbers of shares issuable upon exercise of exercisable SARs within 60 days of March 15, 2016, is calculated based upon the closing price of our common stock on March 15, 2016.
(2)	Based on information contained in a Schedule 13G/A filed with the SEC on February 12, 2016. FMR LLC has sole voting power over 2,335,427 shares, and each of FMR LLC and Abigail P. Johnson has sole dispositive power over all of the shares. Ms. Johnson is a Director, the Vice Chairman, Chief Executive Officer and President of FMR LLC. FMR Co., Inc. also beneficially owns shares beneficially owned by FMR LLC constituting in excess of 5% of our outstanding common stock. The Schedule 13G/A filed by FMR LLC and Ms. Johnson provides information only as of December 31, 2015, and, consequently, the beneficial ownership of FMR LLC and Ms. Johnson may have changed between December 31, 2015, and March 15, 2016.

D-1

(3)	Based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2016, The Vanguard Group, Inc. (“Vanguard”) has sole power to vote or direct the vote of 158,793 shares, shared power to vote or direct the vote of 15,500 shares, sole power to dispose or direct the disposition of 11,192,037 of the shares and shared power to dispose or direct the disposition of 176,993 of the shares. The Schedule 13G/A provides information as of December 31, 2015, and, consequently, the beneficial ownership of Vanguard may have changed between December 31, 2015, and March 15, 2016.
(4)	Based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2016. BlackRock, Inc. (“BlackRock”) has sole voting power over 9,516,705 shares and sole dispositive power over all of the shares. The Schedule 13G/A filed by BlackRock provides information as of December 31, 2015, and, consequently, the beneficial ownership of BlackRock may have changed between December 31, 2015, and March 15, 2016.
(5)	Includes: (i) 145,120 shares held in a personal trust; (ii) 2,325,218 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (iii) 359,599 shares issuable upon exercise of 534,400 SARS exercisable within 60 days of March 15, 2016.
(6)	Consists of: (i) 41,938 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (ii) 10,340 shares issuable upon vesting of RSUs within 60 days of March 15, 2016.
(7)	Includes: (i) 127,900 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; (ii) 40,513 shares issuable upon exercise of 58,800 SARs exercisable within 60 days of March 15, 2016; and (iii) 337 shares issued under our 2013 Employee Stock Purchase Plan within 60 days of March 15, 2016.
(8)	Includes 1,165 shares issued under our 2013 Employee Stock Purchase Plan within 60 days of March 15, 2016.
(9)	Includes 21,082 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016, which expired on March 30, 2016.
(10)	Includes: (i) 550,368 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (ii) 149,922 shares issuable upon exercise of 222,800 SARs exercisable within 60 days of March 15, 2016.
(11)	Includes 170,564 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016.
(12)	Includes: (i) 50,000 shares held in a personal trust; and (ii) 46,814 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016.
(13)	Includes: (i) 383,786 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (ii) 149,922 shares issuable upon exercise of 222,800 SARs exercisable within 60 days of March 15, 2016.
(14)	Includes: (i) 55,986 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (ii) 5,002 shares issuable upon vesting of RSUs within 60 days of March 15, 2016.
(15)	Includes 230,564 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016.
(16)	Includes: (i) 44,940 shares issuable upon exercise of options exercisable within 60 days of March 15, 2016; and (ii) 5,002 shares issuable upon vesting of RSUs within 60 days of March 15, 2016.
(17)	Consists of shares beneficially owned by each executive officer and director as of March 15, 2016, including the shares described in footnotes 5 through 8 and 11 through 16 above.

D-2

ANNEX E

TEXT OF BOARD VACANCY PROPOSAL BYLAW AMENDMENT

Set forth below is the proposed resolution to amend the Bylaws pursuant to the Board Vacancy Proposal, including the text of the proposed amendment to the Bylaws.

The following is the text of the proposed Bylaw amendment and adopting resolution:

“RESOLVED, that Section 17(a) of Article IV of the Bylaws be and hereby is amended in its entirety to read as follows:

Section 17. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation or as otherwise set forth below, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors may be filled by (i) the stockholders or (ii) the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by (i) the stockholders or (ii) a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director. Notwithstanding anything herein to the contrary, vacancies on the Board of Directors resulting from the removal of directors by the stockholders shall be filled only by the stockholders.

For the convenience of stockholders, the changes to Section 17(a) of Article IV of the Bylaws are noted in the redline below:

Section 17. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation or as otherwise set forth below, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors ~~shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall~~ may be filled by (i) the stockholders ~~, be filled only by~~ or (ii) the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director~~, and not by the stockholders~~, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series ~~shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall~~ may be filled by (i) the stockholders ~~, be filled by~~ or (ii) a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected~~, and not by the stockholders~~. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director. Notwithstanding anything herein to the contrary, vacancies on the Board of Directors resulting from the removal of directors by the stockholders shall be filled only by the stockholders.

E-1

ANNEX F

TEXT OF BYLAW RESTORATION PROPOSAL BYLAW AMENDMENT

Set forth below are the proposed resolutions to amend the Bylaws pursuant to the Bylaw Restoration Proposal, including the text of the proposed amendment to the Bylaws.

The following is the text of the proposed Bylaw amendments and adopting resolutions:

“RESOLVED, that Section 36(c) of Article VII of the Bylaws be and hereby is amended in its entirety to read as follows:

Section 36. Fixing Record Dates.

(c) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (including by telegram, cablegram or other electronic transmission as permitted by law), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 36). If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

For the convenience of stockholders, the changes to Section 36(c) of Article VII of the Bylaws are noted in the redline below:

Section 36. Fixing Record Dates.

(c) ~~(i)~~ In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (including by telegram, cablegram or other electronic transmission as permitted by law), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 36). If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

F-1

~~(ii) In the event of the delivery, in the manner provided by this Section 36(c) and applicable law, to the corporation of written consent or consents of the stockholders to take corporate action and/or any related revocation or revocations, the corporation shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action of the stockholders by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the corporation in accordance with this Section 36(c) and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained in this Section 36(c)(ii) shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).~~

~~(iii) Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days after the earliest dated written consent received in accordance with this Section 36(c), a valid written consent or valid written consents signed by a sufficient number of stockholders to take such action are delivered to the corporation in the manner prescribed in this Section 36(c) and applicable law, and not revoked.~~

“RESOLVED, FURTHER, that Article XV of the Bylaws be and hereby is removed in its entirety.”

For the convenience of stockholders, the removal of Article XV in its entirety is noted in the redline below.

~~ARTICLE XV~~

~~EXCLUSIVE FORUM~~

~~Section 46. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation or any director, officer or stockholder of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director, officer or stockholder of the corporation governed by the internal affairs doctrine.~~

F-2

ANNEX G

FORM OF CONFIDENTIALITY AGREEMENT

In connection with a process that may lead to an acquisition transaction involving Medivation, Inc. (“Medivation”) and Sanofi (“Sanofi”) (each a “Party” and collectively, the “Parties”) (a “Transaction”), Medivation will disclose and deliver to Sanofi information that is customarily provided in a sales process, including, but not limited to, an unredacted copy of that certain Collaboration Agreement, dated as of October 26, 2009 (as subsequently amended), by and between Medivation and Astellas US LLC, financial projections and other customary information regarding Medivation’s finances, intellectual property, litigation, products, operations and strategy. All such information furnished to Sanofi in connection with a Transaction by Medivation or any of its Representatives (as defined below), after the date hereof, whether oral or written, and regardless of the manner in which it is furnished, is referred to in this confidentiality agreement as “Confidential Information.”

1.	The term “Confidential Information” also includes all notes, analyses, compilations, studies, memoranda or other documents prepared by Sanofi or any of its Representatives which contain, reflect or are based upon the information furnished to Sanofi by Medivation or any of its Representatives on and after the date hereof pursuant hereto. Confidential Information does not include, however, any information which (i) at the time of disclosure or thereafter is generally available to or known by the public (other than as a result of its disclosure by Sanofi or any of its Representatives in breach of this confidentiality agreement), (ii) was or becomes available to Sanofi or any of its Representatives on a non-confidential basis from a Person, other than Medivation or any of its Representatives, who is not known by Sanofi or any of its Representatives to be otherwise bound by a confidentiality agreement, (iii) was within Sanofi’s or any of its Representatives’ possession prior to when it was furnished to Sanofi by or on behalf of Medivation, provided that the source of such information was not known by Sanofi or any of its Representatives to be otherwise bound by a confidentiality agreement, or (iv) was independently discovered, invented or developed by Sanofi or any of its Representatives without reliance on any Confidential Information. The Confidential Information shall remain the property of Medivation. Sanofi will not by virtue of Medivation’s disclosure of the Confidential Information and/or its use of the Confidential Information acquire any rights with respect thereto, all of which rights shall remain exclusively with Medivation.

2.	Unless otherwise agreed to in writing by Medivation or otherwise provided herein, Sanofi hereby agrees that the Confidential Information will be used for the purpose of evaluating, facilitating or implementing a Transaction in accordance with the terms of this Agreement and that Sanofi will keep such information confidential; provided that any such information may be disclosed to Sanofi’s officers, directors, employees, affiliates, accountants, attorneys, financial advisors, consultants, other agents or representatives and financing sources (such Persons, hereinafter collectively being referred to as “Representatives”). Sanofi agrees that Confidential Information shall only be provided to its Representatives who need such Confidential Information for the purpose of evaluating, facilitating or implementing a Transaction in accordance with the terms of this Agreement and who have been informed of the confidential nature of the Confidential Information.

3.	Given the nature of the Confidential Information and the current discussions involving a Transaction, Sanofi acknowledges that Medivation may be irreparably damaged by any disclosure of any Confidential Information in violation of this Agreement. Without prejudice to the rights and remedies otherwise available to Medivation, Medivation shall be entitled, without the requirement of a posting of a bond or other security to seek equitable relief, including an injunction or specific performance, in the event of any breach of the provisions of this confidentiality agreement.

4.	Except as otherwise set forth in this Agreement, in the event that Sanofi or any of its Representatives become legally compelled (by deposition, interrogatory, request for information or documents, subpoena, civil investigation, demand, order or similar process) to disclose any of the contents of the Confidential Information, or any Discussion Information (as defined in paragraph 8), Medivation agrees that Sanofi and its Representatives may do so without liability, but Sanofi agrees to (i) reasonably promptly notify Medivation prior to any such disclosure to the extent practicable and permissible by law and (ii) reasonably cooperate with Medivation (at Medivation’s sole expense) in any attempt it may make to obtain a protective order or other appropriate assurance that confidential treatment will be afforded the Confidential Information.

5.

Following the Standstill Period (as defined in paragraph 9 below) and subject to Sanofi’s right to retain information to enable its Disclosure Rights (as defined in paragraph 11 below), Medivation may request Sanofi to return or destroy Confidential

Information or following the receipt by Sanofi of any such written request Sanofi will and Sanofi will instruct its Representatives to (i) promptly redeliver or destroy (at Sanofi’s sole option) all written Confidential Information and any other written material containing or reflecting any of the Confidential Information in Sanofi’s possession or any of its Representatives’ possession and (ii) not retain any copies, extracts or other reproductions in whole or in part, mechanical or electronic, of such written material. Notwithstanding the foregoing, Sanofi and its Representatives shall not be required to destroy any documents mentioned above to the extent that (a) they are required to retain such Confidential Information by any law or regulation or court of competent jurisdiction or by any governmental, regulatory or supervisory body (including, without limitation any relevant stock exchange), (b) it is held on any computer caching, back-up or disaster recovery system, the deletion of which is not reasonably technically feasible, or (c) they are required to be retained pursuant to the mandatory rules of any professional body or stock exchange. In addition, one complete copy of all Confidential Information may be retained by Sanofi’s counsel for archival purposes and for purposes of enforcing rights under, or defending claims relating to, this confidentiality agreement. Sanofi agrees to keep any Confidential Information that is not destroyed or is retained in accordance with this paragraph 5 in compliance with the terms of this confidentiality agreement.

6.	Sanofi hereby agrees that it is not entitled to rely on the accuracy or completeness of the Confidential Information and that Sanofi shall be entitled to rely solely on such representations and warranties as may be made in any definitive agreement relating to a Transaction, subject to the terms and conditions of such agreement. Accordingly, Sanofi acknowledges that, except as may be provided in such definitive agreement, neither Medivation nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of any of the Confidential Information (it being understood, however, that nothing in this confidentiality agreement shall, or shall be deemed to, limit or restrict any rights or remedies of any Person in the event of fraud). For purposes of this confidentiality agreement, a “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid.

7.	Each Party hereby agrees that, unless and until a definitive agreement is entered into with respect to a Transaction, neither Party will be under any legal obligation of any kind whatsoever with respect to a Transaction by virtue of this or any other written or oral expression, except with respect to the matters specifically agreed to herein. Nothing contained in any discussions between the Parties or in any Confidential Information shall be deemed to constitute a representation or warranty.

8.	Subject to the provisions of this confidentiality agreement, without the other Party’s prior written consent, unless required by applicable law, during the Standstill Period (as defined below) neither Party nor its Representatives shall disclose to any other Person (other than the Parties and their respective Representatives) the fact that discussions or negotiations are taking place concerning a potential Transaction, or any terms, conditions or other facts with respect to any such Transaction, including the status and/or timing thereof (collectively the “Discussion Information”); provided, however, that either Party may publicly disclose the fact that the Parties have entered into this confidentiality agreement and that the Parties may have discussions regarding a potential Transaction.

9.	Sanofi agrees that from and after the date of this Agreement until the expiration of the Standstill Period (as defined below), neither Sanofi nor any of its controlled affiliates shall, without the prior written consent of Medivation:

(a)	acquire, publicly offer or publicly propose to acquire any voting securities of Medivation;

(b)	make, or participate in, any “solicitation” of “proxies” to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission (“SEC”) promulgated pursuant to section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the voting securities of Medivation (including proceeding with the solicitation of written consents of Medivation stockholders as contemplated by the consent solicitation statement on Schedule 14A filed with the SEC on May 25, 2016);

(c)	form or join, or communicate with other security-holders for the purpose of forming, or participate in, a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to Medivation or its controlled affiliates or any voting securities of Medivation or any of its controlled affiliates;

(d)	acquire, publicly offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, any of the assets, tangible or intangible, of Medivation or any of its controlled affiliates (other than in the ordinary course of business);

(f)	otherwise publicly propose to Medivation or any of its stockholders any merger, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or other transaction to or with Medivation or any of its controlled affiliates or nominate any Person as a director who is not nominated by the then incumbent directors, or publicly propose any matter to be voted upon by the stockholders of Medivation;

(g)	advise, assist or knowingly encourage any other person to do any of the foregoing;

(h)	publicly announce an intention to do any of the foregoing;

(g)	take any action that would reasonably be expected to cause or require it or Medivation to make a public announcement regarding any of the types of matters set forth in this paragraph; or

(i)	publicly disclose any intention, plan or arrangement inconsistent with the foregoing.

The term Standstill Period shall mean the period from the date of this Agreement until the earlier of 11:59 p.m. (New York time) on the thirtieth calendar day after the date of this Agreement and the occurrence of a Standstill Termination Event (as defined below).

Sanofi agrees during the Standstill Period not to publicly request Medivation (or its Representatives) to amend or waive any provision of this paragraph 9 (including this sentence); provided, that nothing contained in this confidentiality agreement shall prevent Sanofi or any of its Representatives from making confidential communications to Medivation’s Chief Executive Officer and/or its Board of Directors (including, without limitation, a confidential proposal to acquire Medivation or a confidential request to amend or waive any provision of this paragraph 9).

Notwithstanding anything to the contrary in this confidentiality agreement, the standstill restrictions set forth in this paragraph 9 shall be of no further force and effect in the event that (i) Medivation shall enter into any agreement with a third party (other than Sanofi) providing for (A) a merger, (B) a tender or exchange offer for 50% or more of the equity securities of Medivation, (C) a sale of 50% or more of the consolidated assets of Medivation and its subsidiaries (including equity securities of subsidiaries) or equity securities of Medivation in a single transaction or series of related transactions, (D) a recapitalization or other transaction involving Medivation that results in one person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the equity securities of Medivation or (E) any other single transaction or series of related transactions that results in a change of control of Medivation (any of the transactions referred to in the foregoing clauses (A) through (E), an “Alternative Transaction”), (ii) a third party shall publicly propose or commence a tender offer or exchange offer to acquire 50% or more of the equity securities of Medivation, (iii) Medivation shall publicly disclose that it has authorized a process for the solicitation of competing offers or indications of interest in respect of an Alternative Transaction, and Sanofi is not invited to participate in the process on substantially the same terms as applied to other participants in such process or (iv) a third party shall commence, alone or in concert with others, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to section 14 of the Exchange Act) with respect to the voting securities of Medivation (any event described in clauses (i) through (iv) above, a “Standstill Termination Event”).

In addition, and notwithstanding anything to the contrary in this confidentiality agreement (including this paragraph 9 and paragraph 8) or in any other agreement between the Parties, upon the expiration of the Standstill Period, but subject to paragraph 11, the Parties agree that (x) Sanofi and its Representatives shall be permitted to use and disclose Discussion Information and Confidential Information and other information furnished by Medivation for any purpose relating to a Transaction (including the actions contemplated by the terms of this paragraph 9) and (y) if requested in writing by Sanofi, the Board of Directors of Medivation shall fix a record date (or reset the record date to the extent a record date has previously been fixed) for the solicitation of written consents by Sanofi to, among other things, remove and replace the Board of Directors of Medivation to be a date within 10 calendar days of such written request.

Nothing in this paragraph 9 shall prohibit Sanofi or its controlled affiliates from (a) acquiring any equity securities of Medivation by or through passive investments for cash management purposes or employee benefit plans established or maintained for the benefit of Sanofi or its controlled affiliates’ employees in the ordinary course of business, or (b) owning the 100 shares of Medivation common stock purchased by a subsidiary of Sanofi prior to the date hereof.

If during the Standstill Period, Medivation enters into any confidentiality or similar agreement with any other party (the “Counterparty”) that relates to a possible transaction that contemplates a Standstill Termination Event and that either (i) does not contain a standstill obligation on the part of such Counterparty or (ii) contains standstill provisions that are less restrictive upon the Counterparty than the standstill provisions set forth in this confidentiality agreement (a “Less Restrictive Standstill Agreement”), then (a) Medivation shall promptly notify Sanofi in writing of the terms of such other agreement and (b) the terms of this confidentiality agreement shall automatically be deemed to have been amended to eliminate or amend (as the case may be) the standstill provisions set forth in this confidentiality agreement to be in a form substantially similar to (and no less restrictive than) the standstill provisions contained in such other agreement. Medivation hereby represents and warrants that, in the 12 months prior to the date of this confidentiality agreement, it has not entered into a Less Restrictive Standstill Agreement.

10.	Each Party hereby acknowledges that it is aware, and will advise each of its Representatives who are informed as to the matters that are the subject of this confidentiality agreement, that the United States securities laws prohibit any Person who or that has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

11.	To the extent any information provided to Sanofi remains confidential (and therefore remains Confidential Information or Discussion Information), after the expiration of the Standstill Period, Sanofi shall be permitted to disclose Confidential Information or Discussion Information to the extent that disclosure of Confidential Information or Discussion Information, based on the advice of counsel, is required by applicable law, regulation or legal process (including, without limitation, by an applicable form of registration statement, tender offer statement, consent solicitation statement, proxy statement, or any announcement or press release associated therewith) in order for Sanofi or any of its affiliated entities to facilitate or effectuate a Transaction or solicit consents, including so that disclosure otherwise required to be made therein does not contain any untrue statement of a material fact and does not omit to state a material fact necessary in order to make the statements otherwise required to be made, in light of the circumstances under which they were made, not misleading, provided, however, that in no event will Sanofi disclose any Confidential Information related to a third party that is not allowed to be disclosed pursuant to Medivation’s confidentiality obligations with such third party, so long as, prior to disclosure of such Confidential Information to Sanofi, Medivation notified Sanofi in writing of the confidentiality obligations to such third party and gave Sanofi the opportunity to refuse receipt of such Confidential Information. In addition, Sanofi shall be permitted to disclose Confidential Information to the Staff of the SEC where requested by the Staff to substantiate any statement made in any filing made with the SEC by Sanofi or any of its affiliated entities in connection with a Transaction, proxy contest, consent solicitation or any similar matter, provided that Sanofi will use commercially reasonable efforts to provide such Confidential Information on a supplemental basis only. The disclosures permitted under this paragraph 11 shall be referred to as “Disclosure Rights”.

12.	This confidentiality agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to conflicts-of-law principles. Each Party hereby irrevocably and unconditionally (a) consents and submits to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any action, suit or proceeding arising out of or relating to this agreement (and each party hereby irrevocably and unconditionally agrees not to commence any such action, suit, or proceeding except in such courts), (b) waives any objection to the laying of venue of any such action, suit or proceeding in any such courts and (c) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.	The provisions of this confidentiality agreement shall be binding solely upon and inure to the benefit of the Parties and their respective successors and assigns. Neither Party may assign any or all rights, power, privileges and obligations under this confidentiality agreement without the other Party’s prior written consent.

14.	This confidentiality agreement represents the entire understanding and agreement of the Parties and may be modified only by a separate written agreement executed by the Parties expressly modifying this confidentiality agreement. This confidentiality agreement supersedes and cancels any and all prior agreements between the Parties, express or implied, relating to a Transaction.

15.	In the event that any provision or portion of this confidentiality agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this confidentiality agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law, and such invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the Parties’ intention with respect to such invalid or unenforceable term or provision.

16.	The failure or refusal by either Party to insist upon strict performance of any provision of this confidentiality agreement or to exercise any right in any one or more instances or circumstances shall not be construed as a waiver or relinquishment of such provision or right, nor shall such failures or refusals be deemed a custom or practice contrary to such provision or right.

17.	For purposes of this confidentiality agreement: (a) “affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person (for this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise); and (b) “Person” shall be broadly interpreted to include any individual, corporation, company, partnership, limited liability company, trust or other group or entity (including any court, government or agency, commission, board or authority thereof, federal, state or local, domestic, foreign or multinational).

18.	This confidentiality agreement shall terminate upon the earlier to occur of (i) the closing of a Transaction contemplated by this confidentiality agreement, and (ii) one (1) year after the date hereof.

19.	This confidentiality agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but such counterparts shall together constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this confidentiality agreement as of the date first written above.

SANOFI	MEDIVATION, INC.

By:	By:
Name:	Name:
Title:	Title:

PRELIMINARY CONSENT STATEMENT SUBJECT TO COMPLETION - DATED JUNE 9, 2016

[FORM OF CONSENT CARD]

CONSENT OF STOCKHOLDERS OF MEDIVATION, INC. (THE “COMPANY”) TO TAKE

ACTION

WITHOUT A MEETING:

THIS CONSENT SOLICITATION IS BEING MADE BY SANOFI AND AVENTIS, INC. (“AVENTIS”), TOGETHER WITH MICHAEL E. CAMPBELL, BARBARA DEPTULA, WENDY E. LANE, RONALD S. ROLFE, STEVEN J. SHULMAN, CHARLES P. SLACIK, JAMES L. TYREE AND DAVID A. WILSON (COLLECTIVELY, THE “NOMINEES”). THIS SOLICITATION IS BEING MADE BY SANOFI, AVENTIS AND THE NOMINEES AND NOT ON BEHALF OF THE COMPANY OR THE BOARD OF DIRECTORS OF THE COMPANY.

Unless otherwise indicated below, the undersigned, a stockholder of record of Medivation, Inc. as of June 1, 2016, hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware with respect to all shares of Common Stock of the Company, par value $0.01 per share (the “Shares”), held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE TREATED AS HAVING CONSENTED TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE TREATED AS HAVING CONSENTED TO THE REMOVAL OF ANY DIRECTOR, OR THE ELECTION OF ANY DIRECTOR, WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. SANOFI RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1, 2, 3 AND 4.

1.	That any changes to the amended and restated bylaws of the Company filed with the Securities and Exchange Commission on February 13, 2015 (the “Bylaws”), be repealed.

☐	☐	☐
Consent	Withhold Consent	Abstain

2.	That Section 17(a) of Article IV of the Bylaws be amended, as set forth in Annex E to the Consent Statement on Schedule 14A filed by Sanofi, to expressly provide that any vacancies on the board of directors of the Company may be filled by the stockholders of the Company and those vacancies on the Company Board resulting from a removal of directors by the stockholders shall be filled exclusively by the stockholders.

☐	☐	☐
Consent	Withhold Consent	Abstain

3.	That each of the eight (8) directors of the Company, Kim D. Blickenstaff, Kathryn E. Falberg, David T. Hung, Michael L. King, C. Patrick Machado, Dawn Svoronos, W. Anthony Vernon and Wendy L. Yarno, and each person, if any, nominated, appointed or elected by the Company Board prior to the effectiveness of this Proposal to become a member of the Company Board at any future time or upon any event, be and hereby is removed.

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 3, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 3, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW. NOTE THAT STRIKING A DIRECTOR’S NAME FROM THE ABOVE PROPOSAL, WITHOUT MORE, WILL NOT BE TREATED AS A WITHHELD CONSENT OR ABSTENTION FROM SUCH DIRECTOR’S REMOVAL.

4.	That each of the following eight (8) individuals be elected to serve as a director of the Company: Michael E. Campbell, Barbara Deptula, Wendy E. Lane, Ronald S. Rolfe, Steven J. Shulman, Charles P. Slacik, James L. Tyree and David A. Wilson (or if any Nominee becomes unable or unwilling to serve as a director of the Company or if the Company makes changes to the Bylaws or if the Company takes action disqualifying any of the Nominees, in each case prior to the effectiveness of this Proposal, any other person designated as a Nominee by Sanofi).

☐	☐	☐
Consent	Withhold Consent	Abstain

If fewer than eight existing directors are removed, then it is our intention that the Nominees be appointed in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy. Vacancies will be considered “available” within the meaning of the preceding sentence in descending order corresponding to the number of consents for a particular incumbent director’s removal. In the event that two or more Nominees, each of whom receives the same number of consents, are to be considered for filling a particular vacancy, the elder of such Nominees will fill the vacancy.

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 4, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW. NOTE THAT STRIKING A NOMINEE’S NAME FROM THE ABOVE PROPOSAL, WITHOUT MORE, WILL NOT BE DEEMED TO BE A WITHHELD CONSENT FROM SUCH NOMINEE’S ELECTION. PROPOSAL 4 IS SUBJECT TO THE ADOPTION OF PROPOSAL 3, IN WHOLE OR IN PART, AND THE REMOVAL OR RESIGNATION OF ONE OR MORE INCUMBENT DIRECTORS PURSUANT TO PROPOSAL 3.

IN THE ABSENCE OF WITHHOLDING OF CONSENTS OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:
Signature:
Signature (if held jointly):
Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When Shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.